EXHIBIT A TO FORM C

OFFERING MEMORANDUM

Offering Memorandum: Part II of Offering Document

Polaryx Therapeutics, Inc. (the "*Company*" or the "*Issuer*")
South Tower, 140 E Ridgewood Ave, Suite 415
Paramus, NJ 07652
https://polaryx.com/

Up to $4,999,999.82 in Common Stock at $0.70
Minimum Target Amount: $15,000.05

A crowdfunding investment involves risk. You should not invest any funds in this offering (the "*Offering*") unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "*SEC*") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "*Intermediary*"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "*Escrow Agent*"), until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to March 31, 2026 (the "*Offering Deadline*"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

***CRD Number of Intermediary*:**

315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $2,000 monthly fee for the use of the platform and a $16,500 advance set up fee payable to DealMaker Securities LLC and its affiliates.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$1,001.00	$85.09	$915.92
Investor Processing Fee (4)	$35.04	$2.98	$32.06
Minimum Individual Investment Amount (5)	$1,036.04	$88.06	$947.97
Target Offering Amount	$15,000.05	$1,275.00	$13,725.05
Maximum Offering Amount	$4,999,999.82	$424,999.98	$4,574,999.84

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $16,500 payment and a $2,000 monthly access fee, which are not included above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's purchase amount ("*Investor Processing Fee*"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "Investor Limitations") and is included in the Minimum Individual Investment Amount. The Intermediary receives commissions on the Investor Processing Fee.

(5) The Minimum Individual Investment Amount consists of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Company

Company: Polaryx Therapeutics, Inc.
Address: South Tower, 140 E Ridgewood Ave, Suite 415, Paramus, NJ 07652
Form of Organization: Corporation
State of Incorporation: WY[1]
Date Incorporated: August 22, 2014

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

---

[1] Polaryx is currently in the process of redomiciling to the state of Nevada.

<u>The Offering</u>

The Company is offering Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering by March 31, 2026 (the "*Offering Deadline*"). If the sum of the investment commitments does not equal or exceed the Minimum Target Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Terms

Minimum Target Amount: $15,000.05 | 20,704 shares of Common Stock

Oversubscriptions will be accepted and will be allocated at the Company's discretion.

Maximum Target Amount: $4,999,999.82 | 6,901,311 shares of Common Stock.*

Offering Deadline: March 31, 2026. The Offering Deadline may be extended at the Company's discretion.

Type of Security Offered: Common Stock

Purchase Price of Security Offered: $0.70**

Minimum Individual Purchase Amount: $1,001.00 | 1,430 shares of Common Stock

Minimum Individual Investment Amount: $1,036.04[+]

** Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

*** Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's purchase amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Target Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.*

[+] *Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.*

<u>Time-Based</u>:

Early Bird Bonus - Invest by 11:59 pm Eastern Daylight Time ("EDT") on October 15, 2025 and receive 5% bonus shares

<u>Amount-Based</u>:

Tier 1 Perk - Purchase $2,500+ and receive 2.5% bonus shares

Tier 2 Perk - Purchase $5,000+ and receive 3.5% bonus shares

Tier 3 Perk - Purchase $10,000+ and receive 5% bonus shares

Tier 4 Perk - Purchase $250,000+ and receive 7.5% bonus shares

Tier 5 Perk - Purchase $500,000+ and receive 10% bonus shares

Tier 6 Perk - Purchase $750,000+ and receive 12.5% bonus shares

Tier 7 Perk - Purchase $1,000,000+ and receive 15% bonus shares

** Eligibility for amount-based perks will be determined by the individual purchase amount, not the investment amount. Bonus shares will be the same class with the same terms as being offered. Single investments that meet requirements for both a time-based and an amount-based bonus are eligible to receive both bonuses. In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.*

In this offering memorandum, unless the context otherwise requires, references to "we," "us," "our" or "Polaryx" refer to Polaryx Therapeutics, Inc.

<u>The Company and its Business</u>

Company Overview

Polaryx is a late clinical-stage biotechnology company focused on discovering, developing, and commercializing drug therapies for rare, pediatric lysosomal storage disorders ("*LSDs*"). Polaryx was founded in August 2014 as a Wyoming corporation.

We are focused on delivering safe, effective, and patient-friendly treatments for these catastrophic diseases and address their significant unmet need.

Our pipeline of drug candidates includes small molecule therapies, including a combination therapy, and a gene therapy, which position us to potentially address both the genetic and downstream pathological features of LSDs.

Our small molecule drug candidates share target indications and similar mechanisms of action that have been demonstrated in validated animal models that closely mimic human clinical phenotypes to demonstrate: lysosomal biogenesis to upregulate the abundance and activity of lysosomes and clear undegraded storage materials in the lysosome, reduction in neural inflammation, and neuronal support. We believe this overlapping of target indications and mechanisms derisks our approach and enhances the potential for our small molecule drug candidates to become the standard of care across multiple indications within the LSD spectrum. Our drug candidate pipeline includes:

- PLX-200 (gemfibrozil), our most advanced drug candidate, an oral small molecule for the treatment of LSDs. PLX-200 is a repurposed drug that we are pursuing through a 505(b)(2) regulatory pathway and is designed to be administered through a novel and proprietary oral solution. We are advancing PLX-200 through a Phase 2 proof-of-concept basket trial, which we refer to as SOTERIA (PLX-200-600). We are actively working to achieve alignment with the U.S. Food and Drug Administration ("*FDA*") and are preparing to submit an investigational new drug ("*IND*") application and subject to regulatory approval, expect to initiate this trial in the first half of 2026. SOTERIA is a flexible, open-label, basket trial for the treatment of multiple LSDs, which we believe represent approximately one third of the LSD population, including the CLN1, CLN2, CLN3 and CLN5 subtypes of neuronal ceroid lipofuscinosis ("*NCL*"), Krabbe disease, and Sandhoff disease.

  Data readouts from SOTERIA are expected to provide guidance and a clear pathway for each of the six indications towards potentially registrable trials. We believe there may also be an opportunity to seek conditional approvals for CLN2 and CLN3. PLX-200 has already received authorization under two separate INDs to initiate potentially single pivotal trials in CLN2 and CLN3, the most prevalent subtypes of NCLs. To date, the FDA has granted three orphan drug designations ("*ODD*") to PLX-200, for the treatment of all 13 subtypes of NCLs, GM2 gangliosidoses such as Tay-Sachs and Sandhoff diseases, and Krabbe disease. PLX-200 has also received Fast Track designation ("*FTD*") for the treatment of CLN3.

- PLX-300 (cinnamic acid) is a novel, oral small molecule therapy in IND-enabling studies for the treatment of LSDs. PLX-300 occurs naturally in several plants as a deaminated product of phenylalanine. To date, the FDA has granted three ODDs to PLX-300 for the treatment of GM2 gangliosidosis, Krabbe disease, and Niemann-Pick disease ("*NPD*") type A and type B. PLX-300 has also received rare pediatric drug designation ("*RPD*") for the treatment of GM2 gangliosidosis, Krabbe disease, and NPD type A and type B.

- PLX-100 is a preclinical stage oral combination therapy being developed for the treatment of LSDs. To date, the FDA has granted one ODD to PLX-100 for the treatment of classic late infantile neuronal ceroid lipofuscinoses, or CLN2.

- PLX-400 is a preclinical stage novel gene therapy being developed for the treatment of LSDs.

Figure 1. Polaryx's Pipeline of Drug Candidates



Our Clinical Stage Pipeline: PLX-200, -300, -100, and -400
Multi-modal pipeline with multiple regulatory designations and indications
Drug Candidate
Drug Compound & Regulatory Pathway
Indication
Preclinical
Ph.1
Ph.2
Ph.3
Market
PLX-200
Repurposed Drug
505(b)(2): Refocusing of a lipid lowering drug
Basket Trial (CLN1, CLN2, CLN3, CLN5, Krabbe, Sandhoff Disease)
Seeking alignment with FDA
Initiation expected in 1H:26
Proof-of-concept, open-label trial
Soteria
CLN2 (Late Infantile NCL)
IND approved for single pivotal study
Separate investigational open-label trial
CLN3 (Juvenile NCL)
IND approved as a single registrable trial
Fast track designation obtained
Starlight
PLX-300
NCE
505(b)(1): New Chemical Entity
Krabbe, Niemann-Pick Type A/B, Tay-Sachs/Sandhoff Disease
Preclinical animal model studies completed
PLX-100
Combo Drug
Regulatory status to be discussed with FDA
Batten Disease
Preclinical animal model studies completed
PLX-400
Intranasal Gene Therapy
Regulatory status to be discussed with FDA
CLN2 (Late Infantile NCL), CLN3 (Juvenile NCL) and others
Further preclinical animal model studies to be undertaken
Anticipated Status After IND Approval

Our Drug Candidates

Our small molecule drug candidates, PLX-200, PLX-300, and PLX-100, share similar mechanisms of action which are uniquely relevant for the treatment of NCLs as well as other LSDs.

<u>These mechanisms include</u>:

- Peroxisome proliferator-activated receptor alpha (PPARα)/ transcription factor EB ("*TFEB*")-mediated lysosomal biogenesis and removal of storage material in the lysosome;

- PPARα/TFEB-mediated suppression of inflammation; and

- PPARα/TFEB-mediated neuronal survival and PI3Kinase-mediated protection and anti-apoptosis.

The critical mechanism of action is PPARα-dependent upregulation of TFEB. As a master regulator of lysosomal biogenesis, the subsequent TFEB binding to the promoter region of genes involved in lysosomal biogenesis activates their production.

Together, these mechanisms affect LSDs along important points of the disease process as shown in Figure 2. With mechanisms that address key pathophysiological characteristics, we believe our drug candidates possess the potential to become the standard of care in multiple rare, orphan, and pediatric LSDs.

Figure 2. Illustration of PLX Candidates' Multiple Modes of Action

Competitors and Industry

LSDs are a heterogeneous group of nearly 50 inherited rare, metabolic diseases and often manifest in infancy or early childhood. Mutations in genes encoding lysosomal enzymes or proteins result in the accumulation of substrates within lysosomes, leading to cellular dysfunction, chronic inflammation, and cell apoptosis. This results in severe clinical outcomes including developmental regression, seizures, blindness, motor impairment, and premature death. We believe that there are approximately 50,000 LSD patients in the United States, Europe and select regions of the rest of the world ("*ROW*"), assuming an incidence rate of 1 in 5,000 births.

The LSDs addressed by our pipeline of drug candidates are currently treated for symptomatic relief and palliative care, and, with few exceptions, lack approved disease-modifying therapies. As a result, we believe there is a tremendous unmet for our therapies.

Polaryx's drug candidates have been validated in gold standard preclinical animal models for CLN2, CLN3, Sandhoff disease, Krabbe disease and NPD type A and type B. With similar broad disease pathology shared across multiple LSDs in terms of substrate accumulation, neuroinflammation, and neuronal loss, we believe our small molecule drug candidates have the potential to demonstrate high therapeutic benefit in other targeted indications.

We believe our lead drug candidate, PLX-200, in particular is clearly differentiated as a potential disease-modifying therapy with a strong safety record and patient-friendly characteristics as demonstrated in our animal studies and safe use of gemfibrozil in adults has also been well-established over several decades of clinical investigation and commercial use. As an oral small molecule drug candidate with multiple mechanisms of action, we believe that PLX-200 possesses the potential to gain leadership in the treatment of multiple NCLs and LSDs. Our proprietary oral solution is critical for patient compliance, as many LSD patients have difficulty swallowing. Unlike enzyme replacement therapies, which are limited to treating a specific disorder by replacing a deficient or missing enzyme, PLX-200 possesses the prospect of treating multiple indications due to its multiple mechanisms of action.

Our development program is focused on a subset of rare LSDs with particularly high unmet need, including:

- **Neuronal Ceroid Lipofuscinoses**: are a group of 13 genetically distinct subtypes categorized according to the associated gene (CLN1–8; CLN10–14) and we believe represent approximately 13% of the LSD population, roughly 6,500 patients in the United States, Europe and select regions of ROW. NCLs are characterized by progressive neurodegeneration, vision loss, and early mortality. The 3 most common forms of NCL are Classic Infantile NCL ("*CLN1*"), Classic Late Infantile NCL ("*CLN2*"), and Juvenile NCL ("*CLN3*").

  Of the 13 NCL sub-types, only CLN2 has an established standard of care in the form of cerliponase alfa, an enzyme replacement therapy approved in April 2017. There are other companies that are currently developing product candidates that can be competitive, including Tern Therapeutics. For the other sub-types of NCL, while there are no currently established standards of care, there are companies that are developing product candidates including Theranexus in treatment of CLN3 and Neurogene in treatment of CLN5.

- **Krabbe Disease**: Krabbe disease, also known as globoid cell leukodystrophy, is caused by mutations in the galactosylceramidase ("*GALC*") gene, leading to galactocerebrosidase deficiency and an inability to break down certain lipids in the body. This results in accumulation of toxic substances in the brain and other areas of the nervous system leading to severe neurological decline. The incidence rate of Krabbe disease varies significantly, ranging from approximately 1 in 100,000 births in Europe and up to 1 in 250,000 births in the United States, to as high as 6 per 1,000 births within Israel's Druze community.

  Hematopoietic stem cell transplantation ("*HSCT*") is considered the current standard of care. We are aware of other therapeutics candidate development programs including Forge Biologics (Ajinomoto).

- **Tay-Sachs and Sandhoff Diseases**: Tay-Sachs and Sandhoff Diseases are part of a group of inherited disorders called GM2 gangliosidoses, resulting from deficiencies in the hexosaminidase enzyme. This mutation leads to an accumulation of GM2 ganglioside in nerve cells, resulting in rapid neurodegeneration. While the prevalence of Tay-Sachs disease is approximately 1 in 100,000 births, Sandhoff Disease is much rarer with a prevalence of approximately 1 in 500,000 births.

  Direct competition is currently limited as there is no currently established standard of care, although we are aware of therapeutic candidate development programs including IntraBio.

- **Niemann-Pick Disease Types A and B**: Niemann-Pick disease is caused by mutations in the sphingomyelin phosphodiesterase 1 ("*SMPD1*") gene. This causes acid sphingomyelinase ("*ASMD*") enzyme deficiency, leading to lipid accumulation in multiple organs, including the brain. The prevalence for NPD types A and B is 1 in 250,000 births, with a high prevalence found within the Ashkenazi Jewish population.

> There is one established standard of care for NPD type A and type B diseases. While an enzyme replacement therapy, olipudase alfa, was approved in August 2022 for the treatment of NPD type A and type B, but is not intended to treat neurological symptoms. We are unaware of other companies developing treatments for NPD type A or type B diseases.

Current Stage and Roadmap

Polaryx is a pre-revenue, late clinical stage biotech with candidates ranging from preclinical up to clinical trial.

While we have received IND clearance from the FDA for single registrational trial in CLN3 and a potentially single pivotal trial in CLN2, we are prioritizing PLX-200-600, a small-scale, proof-of-concept, open-label Phase 2 basket trial to study PLX-200, which we refer to as SOTERIA. We believe that SOTERIA has the potential to be a key value and derisking driver as a way to validate our gold standard preclinical animal models and provide important information on PLX-200's future development pathway. We have held a pre-IND submission meeting with the FDA. We are preparing to submit an IND and actively working to achieve alignment with the FDA and, subject to regulatory approval, we anticipate that SOTERIA will initiate in the first half of 2026.

PLX-200-600 (SOTERIA) Phase 2 Basket Clinical Trial

SOTERIA is a Phase 2, open-label, translational trial intended to assess the safety, tolerability, and clinical activity of PLX-200 in CLN1, CLN2, CLN3, CLN5, Krabbe disease, and Sandhoff disease, six different LSDs whose patient populations we believe represent approximately one third of the LSD population. Subject to regulatory approval, we anticipate that SOTERIA will initiate in the first half of 2026. SOTERIA is designed with a high degree of flexibility and represents a resource-efficient opportunity to validate PLX-200's preclinical science across multiple LSDs while gathering data that we believe will be invaluable in planning and further derisking PLX-200's future development pathway, including the initiation of potentially pivotal trials. For the CLN2 and CLN3 cohorts, the trial is expected to incorporate analyses comparing natural history data. Should the data demonstrate compelling clinical activity, we may seek conditional marketing authorization.

Our next expected steps are:

- to achieve regulatory alignment with FDA on the SOTERIA IND,

- assess and engage CROs to support in SOTERIA's launch and management,
- launch SOTERIA on a global basis and complete all or certain cohorts of the trial,
- complete optimization of the PLX-200 oral formulation,
- undertake further preclinical studies in various LSDs.

We believe these activities will be completed over the next one to three years, contingent upon adequate funding. We will seek strategic partnerships at any point along the development path.

<u>The Team</u>

All of our eleven employees are engaged through our Services Agreement with Mstone Partners Healthcare Limited ("*Mstone*"), our controlling shareholder. See "Related Party Transactions — Mstone Partners Healthcare Limited". Mstone professionals are expected to continue to support Polaryx on a consulting basis pursuant to the Services Agreement we signed with Mstone in November 2021, which is intended to promote continuity and strategic alignment during our next phase of growth.

Officers and Directors

Name: Alex Keun Mo Yang, J.D., LL.M.

Mr. Yang's current primary role is with Mstone. Mr. Yang currently serves 16 hours per week in his role with the Issuer.

Positions and offices currently held with the Issuer:

- **Position(s):** Chief Executive Officer and Chair of our Board
  Dates of Service: March 2023 – Present (CEO)
  June 2021 – Present (Chair of our Board)
  Responsibilities: Typical CEO responsibilities at a biotech company. Responsible for overall corporate direction, strategy and execution. Currently takes a salary of $200,000 a year.

Other business experience in the past three years:

- **Employer**: Mstone Partners Healthcare
  Title: Founder and CEO
  Dates of Service: 2016 – Present
  Responsibilities: Mr. Yang founded Mstone Partners Healthcare, a biotech incubation and investment platform where he serves as Chief Executive Officer. Since founding Mstone, Mr. Yang has held senior executive and board leadership roles in a number of biopharmaceutical, medical device, and healthcare services companies operating across the United States, Hong Kong, South Korea, and Singapore, including Mstone portfolio companies such as Forest Hills Partners Hong Kong Limited, Dr. KuDos Lab, Humeryx Pharmaceutical Limited, and Epygenix Therapeutics, Inc. At Epygenix, as Chief Executive Officer and Chair of the board of directors, he led the sale in April 2024 of the company to Harmony Biosciences Holdings, Inc. (Nasdaq: HRMY).

Name: Ronald B. Moss, M.D.

Dr. Moss's current primary roles are at Polaryx and DIOSynVax Ltd. Dr. Moss currently serves 10 hours per week in his role with the Issuer.

Positions and offices currently held with the Issuer:

- **Position:** Chief Medical Officer
  Dates of Service: May 2024 – Present (Chief Medical Officer)
  Responsibilities: Typical responsibilities for a Chief Medical Officer at a biotech company. Currently takes a salary of $180,000 a year.

Other business experience in the past three years:

- **Employer**: DIOSynVax Ltd.
  Title: Chief Executive Officer
  Dates of Service: September 2024 – Present
  Responsibilities: Typical CEO responsibilities

- **Employer**: Red Queen Therapeutics, Inc.
  Title: Chief Executive Officer
  Dates of Service: October 2022 – February 2024
  Responsibilities: Typical CEO responsibilities

- **Employer**: Adamis Pharmaceuticals Corporation
  Title: Chief Medical Officer
  Dates of Service: March 2017 – October 2022
  Responsibilities: Typical CMO responsibilities

Name: Andrew O

Mr. O's current primary role is with Mstone. Mr. O currently serves 20 hours per week in his role with the Issuer.

Positions and offices currently held with the Issuer:

- **Position(s):** Chief Investment Officer and member of our Board
  Dates of Service: January 2022 – Present (Chief Investment Officer)
  March 2023 – Present (Board member)
  Responsibilities: Responsible for corporate development and strategic partner, financial investor and capital markets engagement. Currently takes a salary of $170,496 a year.

Other business experience in the past three years:

- **Employer**: Mstone Partners Healthcare
  Title: Chief Investment Officer
  Dates of Service: January 2022 – Present
  Responsibilities: Since joining Mstone, Mr. O has served in Head of Investor Relations and Business Development and Chief Investment Officer roles involved in corporate development and capital raising activities at various Mstone portfolio companies, including Epygenix Therapeutics, Inc., Forest Hills Partners Hong Kong Limited, Liberyx Therapeutics Limited, Humeryx Pharmaceutical Limited, and Dr. KuDos Lab, in addition to his work for Polaryx.

Name: G. Michael Landis, CPA

Positions and offices currently held with the Issuer:

- **Position:** Chief Financial Officer and member of our Board
  Dates of Service: June 2024 – Present
  August 2025 – Present (Board member)

Responsibilities: Typical responsibilities for a Chief Financial Officer at a biotech company. Currently takes a salary of $120,000 a year.

Other business experience in the past three years:

- **Employer**: Epygenix Therapeutics, Inc.
  Title: Chief Financial Officer
  Dates of Service: March 2022 – April 2024
  Responsibilities: Typical CFO responsibilities, including corporate finance and accounting functions as well as participating in activities related to the company's sale.

Key Employees

Name: Wuxin (Eddy) Zhu, Ph.D., PMP

Dr. Zhu's current primary role is with Mstone. Mr. Zhu currently serves 24 hours per week in his role with the Issuer.

Positions and offices currently held with the Issuer:

- **Position(s):** Chief Chemistry, Manufacturing, and Controls Officer
  Dates of Service: February 2025 – Present
  Responsibilities: Typical CMC officer role at a biotech company including formulation development. Currently takes a salary of $77,769 a year.

Other business experience in the past three years:

- **Employer**: Mstone Partners Healthcare
  Title: Chief Chemistry, Manufacturing, and Controls Officer
  Dates of Service: February 2025 – Present
  Responsibilities: Since joining Mstone, Dr. Zhu has served as Chief Chemistry, Manufacturing, and Controls Officer in various Mstone portfolio companies, including Forest Hills Partners Hong Kong Limited and Liberyx Therapeutics Limited, in addition to his work for Polaryx.

- **Employer**: Sanofi S.A.
  Title: Product Development Lead
  Dates of Service: April 2022 - July 2024

Responsibilities: Pharmaceutical and non-pharmaceutical formulation development across oral solids, liquids and injectables

Name: Shrijay Vijayan, Ph.D., MBA

Dr. Vijayan's current primary role is with Mstone. Dr. Vijayan currently serves 24 hours per week in his role with the Issuer.

Positions and offices currently held with the Issuer:

- **Position(s):** Chief Scientific and Business Development Officer
  Dates of Service: February 2024 – Present
  Responsibilities: Typical Chief Scientific Officer and Business Development Officer role at a biotech company, including licensing, strategic alliances, scientific planning and due diligence. Currently takes a salary of $144,000 a year.

Other business experience in the past three years:

- **Employer**: Mstone Partners Healthcare
  Title: Chief Business Development Officer and Chief Scientific Officer
  Dates of Service: February 2024 – Present
  Responsibilities: Since joining Mstone, Dr. Vijayan has served in Chief Business Development Officer and Chief Scientific Officer roles involved in licensing, strategic alliances, scientific planning and due diligence at various Mstone portfolio companies, including Forest Hills Partners Hong Kong Limited, Liberyx Therapeutics Limited, Humeryx Pharmaceutical Limited, and Dr. KuDos Lab, in addition to his work for Polaryx

- **Employer**: TLGY Acquisition Corporation
  Title: Scientific Advisor and Board member
  Dates of Service: November 2021 – April 2024
  Responsibilities: Scientific advisor

- **Employer**: Hospital for Special Surgery
  Title: Director of Innovation and Technology Commercialization
  Dates of Service: March 2019 – November 2023
  Responsibilities: Technology commercialization

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Our market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Our estimates and forecasts relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and growth forecasts, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved.

Risks Related to the Securities

Any valuation is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time.

You should purchase shares of Common Stock only as a long-term investment and be prepared to hold them for an indefinite period of time. For 12 months following your investment, there will be restrictions on your ability to sell the shares you receive. There is no established market for these shares and there may never be one. We may be acquired by an existing player in the biotechnology or biopharmaceutical industry. However, an acquisition may never happen or it may happen at a price that results in you losing money on this investment.

Minority holder; Securities with voting rights.

If you invest in the Company, you will be part of the minority shareholders of the Company. The Common Stock being offered by the Company has voting rights, but investors in this offering will be required to appoint the Chief Executive Officer

(CEO) of the Company as their proxy to vote their shares. Therefore, if you invest in the Company, you will have no ability to influence management's decisions on how to run the business. You will need to trust in management discretion in making good business decisions that will grow your investment. Furthermore, in the event of a liquidation of the Company, you will be paid out only if there is any cash remaining after all of the creditors of the Company have been paid.

You are trusting that management will make the best decision for the company.

You are trusting in management's discretion. You are buying Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Potential further dilution of ownership.

Under our governing documents the Board of Directors has the right to issue additional shares of preferred and/or common stock in the Company, in excess of amounts designated in this offering, on such terms and conditions and for such consideration as are determined by the Board. There is no assurance that additional capital rounds will not cause ownership dilution to you.

Risks Related to the Offering

The SEC does not pass upon the merits of the Securities or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the SEC’s EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The SEC has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that we will sell enough Securities to meet our capital needs. If you purchase Securities in this Offering, you will do so without any assurance that we will raise enough money to satisfy the full Use of Proceeds which we have outlined in this Form C or to meet our needs.

An investment in the Company could result in a loss of your entire investment.

An investment in the Securities offered in this offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this Offering, we may request that DealMaker instruct the escrow agent to disburse Offering proceeds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When any such changes happen during the course of an Offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. However, investors whose subscriptions have already been accepted will already be our shareholders and have no such right.

Management has broad discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re -allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Risks Related to Our Limited Operating History, Financial Position and Capital Requirements

The Company expects to have an absence of immediate revenues.

The Company anticipates that it will incur substantial operating losses relating to start-up operations until the Company is able to generate adequate revenues which there can be no assurance.

We have a limited operating history and have no products approved for commercial sale, and our results may vary from quarter to quarter. We have incurred net losses since our inception, we expect to incur significant and increasing operating losses and we may never be profitable.

We were incorporated under the laws of Wyoming on August 22, 2014 and are a clinical-stage biotechnology company with limited operating history. We are just beginning to implement our clinical development plan and there can be no assurance that we will ever be successful. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. In addition, as our business grows, we may encounter unforeseen factors and will need to transition at some point from a company with an early research and development focus to supporting larger pivotal clinical trials and commercial activities. We may not be successful in such a transition.

We will require additional capital to finance our operations and clinical development plan in the future.

Developing biotechnology products is a long, time-consuming, expensive and uncertain process that takes years to complete. Since our inception, we have funded our operations primarily through private financings and have incurred significant recurring losses. We expect our expenses to increase, particularly as we progress our Phase 2 clinical trial of PLX-200, and we may also initiate additional clinical trials in the future, and continue to research, develop and conduct preclinical studies of our other potential drug candidates. Also, if we obtain regulatory approval for any of our drug candidates for commercial sale, there will be large commercialization expenses to launch any product. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. There is no assurance that we will be able to raise additional capital, or that additional capital could be raised at favorable valuations.

We have incurred significant losses since inception, expect to incur significant losses for the foreseeable future, and may not be able to achieve or sustain profitability in the future. We have no products for sale and may never generate product revenue or become profitable.

Biotech product development is a speculative undertaking and requires substantial upfront expenditures and risks that any program will fail to gain regulatory approval and commercial status. We have no products approved for commercial sale, have not generated any revenue from product sales to date, and continue to incur significant expenses related to our ongoing operations. We do not expect to generate product revenue until we complete clinical development, obtain regulatory approval of, and then successfully commercialize at least one drug candidate. We may never succeed in these activities and, if we do, may never generate product revenue or revenues that are significant or large enough to achieve profitability. If we are unable to generate sufficient revenue through the sale of any approved products, we may be unable to continue operations without additional funding.

We can provide no assurance of dividends.

There is no assurance as to when or whether dividends will be paid to investors. We currently do not intend to declare any dividends, as we intend to invest all excess cash flow into our operations to spur growth. We must pay operating expenses and other costs prior to paying dividends. Even if dividends are paid, we may not be profitable or be earning revenues. The board of directors of the Company, in its discretion, may retain our funds for working capital purposes.

Risks Related to Discovery, Development and Commercialization

We face competition from entities that have or may develop programs for the diseases we plan to address.

Developing and commercializing biotech and biopharma products is highly competitive. Any drug candidate we may develop will face significant competition and failure to effectively compete may prevent us from achieving market penetration. We compete with multinational biopharmaceutical companies, specialized and emerging biotech companies, as well as academic institutions, governmental agencies, and public and private research institutions, among others. Many of the companies with which we are currently competing or will compete against in the future have greater resources and expertise than we do. As described in "The Company and its Business— Competitors and Industry", our competitors have developed, are developing or may develop programs or clinical stage products competitive with our drug candidates. Any products we may develop, or if competitors develop competing products that enter the market more quickly than we are able to, if we are able to at all, and are able to gain market acceptance.

PLX-200 and our programs may fail in development or suffer delays that hurt commercial viability. If we are unable to complete development or commercialization or experience significant delays, our business will be materially harmed.

We have no products on the market and it will be many years before we commercialize our drug candidates and ultimately may be unsuccessful in commercializing any of our drugs. We have limited experience as a company in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA or comparable foreign regulatory authorities. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for, and successfully commercializing our drug candidates and we cannot guarantee that we will ever obtain regulatory approval for any of our drug candidates.

We are substantially dependent on the success of our most advanced drug candidate, PLX-200, and our ongoing and anticipated clinical trials of PLX-200 may not be successful.

Our future success is substantially dependent on our ability to timely obtain marketing approval for, and then successfully commercialize, our most advanced drug candidate, PLX-200. We are investing a majority of our efforts and financial resources into the research and development of this drug candidate, as we are currently advancing the development of a Phase 2 trial for PLX-200. PLX-200 will need additional clinical development, marketing approval in multiple jurisdictions including the United States of America, and significant marketing efforts before we generate revenues from any product sales.

Risks Related to Our Reliance on Third Parties

We depend on third-party suppliers for materials used in the manufacture of our drug candidates.

We rely on third-party suppliers for certain materials and components required for the production of our drug candidates. Our dependence on these third-party suppliers and the challenges we may face in obtaining adequate supplies of materials involve several risks, including limited control over pricing, availability and quality of supplies and delivery schedules. There is substantial demand and limited supply for certain of the raw materials used to manufacture small molecule therapy and gene therapy products. We cannot be certain that our suppliers will continue to provide us with the quantities of raw materials that we require or satisfy our anticipated specifications and quality requirements.

We rely on third parties to conduct a significant portion of our preclinical and clinical development plans.

We have engaged Contract Research Organizations ("*CROs*") or other third parties to conduct preclinical and IND enabling studies and our clinical trials. Any of these third parties may terminate their engagements with us, some in the event of an uncured material breach and some at any time for convenience. If any of our relationships with these third parties terminate, we may not be able to timely enter into arrangements with alternative third parties or do so on commercially reasonable terms, if at all. A disruption in these or other third parties' operations could materially and adversely affect our business. Though we intend to carefully manage our relationships with CROs, there can be no assurance that we will not encounter challenges or delays in the future some with a material adverse impact on our business.

In addition, we cannot control whether or not such third parties devote sufficient time and resources to our clinical programs, adhere to our clinical protocols, or regulatory requirements and we may incur additional and unexpected costs related to such failures, and we may not be able to obtain regulatory approval for our drug candidates. Consequently, our results of operations and the commercial prospects for our drug candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Risks Related to Our Business and Operations

In order to successfully implement our plans and strategies, we will need to grow the size of our organization and we may experience difficulties in managing this growth.

Over time, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of preclinical and clinical product development, technical operations, clinical operations, regulatory affairs, manufacturing and, potentially, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial personnel and systems, expand our facilities and recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team working together in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We are highly dependent on our key personnel and anticipate hiring new key personnel.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our managerial, scientific and medical personnel, including our Chief Medical Officer, as well as other key members of our leadership team. Our executive officers may terminate their employment with us at any time. We do not maintain "key person" insurance for any of our executives or other employees. The loss of the services of our executive officers or other key employees could impede achievement of our research, development and commercialization objectives and harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key personnel may be difficult and may take an extended period of time. Failure to attract and retain qualified personnel could materially and adversely affect our business, financial condition and results of operations. We could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources on our employee recruitment and retention efforts.

We have identified a material weakness in our information technology general controls in internal control over financial reporting. This material weakness did not result in any adjustments to the financial statements but if our remediation of the material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

We have identified a material weakness in our information technology general controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In preparing the financial statements as of and for the year ended December 31, 2024, management has identified it had not fully maintained components of the COSO framework, a system for establishing internal controls, which constituted a material weakness. Specifically, the control deficiency related to administrative users' access to the financial system which allows them to create, edit, review and post journal entries resulting in the lack of appropriate segregation of duties. This material weakness did not result in any adjustments to the financial statements. To remediate this material weakness, we are in the process of implementing measures to limit administrative user access to the financial system. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

Risks Related to Intellectual Property

Our ability to protect our licensed patents and other proprietary rights is uncertain, exposing us to the possible loss of competitive advantage.

We rely and expect to continue to rely upon a combination of licensed patents, trademarks, trade secret protection and confidentiality agreements to protect the intellectual property related to our drug candidates and technologies and prevent third parties from unfairly competing with us. Our success depends in large part on our ability to obtain and maintain patent protection for platform technologies and our drug candidates, as well as the ability to operate without infringing on or violating the proprietary rights of others. However, we may not be able to protect our intellectual property rights throughout the world and the legal systems in certain countries may not favor enforcement or protection of patents, trade secrets and other intellectual property. Filing, prosecuting and defending patents on drug candidates worldwide is expensive and our intellectual property rights in some foreign jurisdictions may be less extensive than those in the United States. As such, we do not have patents in all countries or all major markets and may not be able to obtain patents in all jurisdictions even if we apply for them.

Our pending and future patent applications may not result in patents being issued. Any issued patents may not afford sufficient protection of our drug candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or drug candidates. Even if these patents are granted, they may be difficult to enforce. Further, if there are delays in any clinical trials or obtaining regulatory approval, the period of time during which we could market drug candidates under patent protection would be reduced. Thus, the patents that we may own or license may not afford any meaningful competitive advantage.

In addition, while we undertake efforts to protect our trade secrets and other confidential information from disclosure, others may independently discover trade secrets and proprietary information, and in such cases, we may not be able to assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Lastly, if our trademarks and trade names are not registered or adequately protected, then we may not be able to build name recognition in markets of interest and our business may be adversely affected.

Certain of our current drug candidates and research programs are licensed from or based upon licenses from a third party and are limited to certain indications.

We depend on current licenses, as well as potentially on other strategic relationships with third parties, for the research, development, manufacturing and commercialization of our current drug candidates. If any of our licenses or relationships or any in-licenses, breached, or interpreted to narrow our rights, our ability to advance our current drug candidates or develop new drug candidates based on these technologies will be materially adversely affected.

Additionally, even if not terminated or breached, our intellectual property licenses or sublicenses may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations. If we experience any of the foregoing, it could have a materially adverse effect on our business and could force us to cease operations.

If these licenses are terminated for any reason, including us failing to meet contractual requirements, or if the underlying patents fail to provide the intended exclusivity, we could lose significant rights and our ability to commercialize our current or future drug candidates may be harmed.

Some intellectual property that we have in-licensed may have been discovered through government-funded programs and thus may be subject to federal regulations.

Certain of the intellectual property rights we have licensed may have been generated through the use of U.S. government funding and may therefore be subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future drug candidates pursuant to the Bayh-Dole Act of 1980 (the "*Bayh-Dole Act*") and implementing regulations. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require our or our licensors' to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as "*march-in rights*"). The U.S. government also has the right to take title to these inventions if we fail, or the applicable licensor, fails to disclose the invention to the government and fails to file an application to register the intellectual property within specified time limits. These time limits have recently been changed by regulation, and may change in the future. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us or the applicable licensor to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our current or future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

Risks Related to Government Regulation

Regulatory approval processes of the FDA and other foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our drug candidates, or if we determine that we are not willing or able to complete the regulatory approval process given the resources required to do so, we will not be able to commercialize or be delayed in commercializing and our ability to generate revenue will be materially impaired.

The process of obtaining regulatory approvals, both in the United States and abroad, is unpredictable, expensive and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the drug candidates involved. We cannot commercialize drug candidates in the United States without first obtaining regulatory approval from the FDA. In addition, we may determine that the resources required to complete the regulatory approval process are in excess of what we are able or willing to expend on a particular program.

Similarly, we cannot commercialize drug candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of our drug candidates, including our most advanced drug candidate, PLX-200, we must demonstrate through lengthy, complex and expensive preclinical and clinical trials that such drug candidates are safe, pure and effective or potent for each targeted indication.

Of the large number of products in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in us failing to obtain regulatory approval to market PLX-200 or other drug candidates, which would significantly harm our business, results of operations and prospects.

We may face difficulties from healthcare legislative reform measures.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of PLX-200 or other drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date of this Offering Memorandum filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mstone Partners Healthcare Limited	93,781,822	Common Stock	52.02%

Mr. Alex Keun Mo Yang is the Chairman of our Board and our Chief Executive Officer and also the Chief Executive Officer of Mstone Partners Healthcare Limited.

The Company's Securities

The Company has authorized 560,000,000 shares of Common Stock and 40,000,000 shares of Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,901,311 shares of Common Stock.

Common Stock

The number of authorized shares of Common Stock is 560,000,000 with a total of 187,487,246 shares outstanding.

Voting Rights

One vote per share. Please see “Voting Rights of Securities Sold in this Offering.”

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor in this Offering shall appoint the Chief Executive Officer of the Company (the "*CEO*"), or his or her successor, as the Investor’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale or resale of shares of the Company’s Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- As part of an offering registered with the SEC, such as an initial public offering;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

The following sets forth information regarding all unregistered securities we have issued since January 1, 2022. All cash proceeds were used to fund operations and research and development. All completed financing rounds have been private financings using exemptions from securities registration using Regulation S.

Issuances of Capital Stock

In May through August 2022, we issued an aggregate of 143,030 shares of our Preferred Stock at a purchase price per share of $4.24 to MBstone Biotech Flagship for aggregate consideration of $607 thousand in cash.

In November 2022, we issued 200,294 shares of our Preferred Stock at a price per share of $4.24 to Curyx Partners Investment Hong Kong Limited upon conversion of their $850 thousand short-term loan.

In January 2023, we issued 12,844 shares of our Common Stock to certain holders of our Preferred Stock upon conversion of shares of Preferred Stock to Common Stock at a conversion ratio of one-to-one.

In May 2023, as compensation for advisory services, we issued 5,000,000 shares of our common stock to Mstone at a price per share of $1.11 with an aggregate grant date fair value of $5.6 million.

In February 2024, we issued 88,689,843 shares of our Common Stock to existing investors for no consideration.

In May 2024, we issued 14,736,431 shares of our common stock at a purchase price per share of $0.29 to new and existing investors for aggregate consideration of $4,320 thousand in cash.

In June 2024, we issued 2,944,859 shares our Common Stock to certain holders of our Preferred Stock upon conversion of shares of Preferred Stock to Common Stock at a conversion ratio of one-to-one.

In June 2024, we issued 852,802 shares of our common stock at a purchase price per share of $0.29 to a new investor for aggregate consideration of $250 thousand in cash.

In October 2024, we issued 1,637,381 shares of our common stock at a purchase price per share of $0.29 to new investors for aggregate consideration of $480 thousand in cash.

In November 2024, as compensation for advisory services, we issued 3,187,748 shares of our common stock to the Advisor at a price per share of approximately $0.29 with an aggregate grant date fair value of $467 thousand.

In November 2024, we issued 341,121 shares of our common stock at a purchase price per share of $0.29 to a new investor for aggregate consideration of $100 thousand in cash.

In December 2024, we issued 7,402,327 shares of our common stock at a purchase price per share of $0.29 to new investors for aggregate consideration of $2,170 thousand in cash.

In January 2025, we issued an aggregate of 14,817,228 shares of common stock to Rush University Medical Center ("*Rush*") and Mstone in return for an exclusive gene therapy patent license. Of the total share issuance, 1,111,292 shares were issued to Rush and 13,705,936 shares were issued to Mstone.

In July 2025 and through August 29, 2025, we issued 7,210,968 shares of common stock to investors at a price per share of $0.44.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

***How long can the business operate without revenue*:**

Polaryx is a late clinical-stage, multi-modal biotechnology company committed to the discovery, development, and commercialization of novel, disease-modifying therapies for rare, pediatric lysosomal storage disorders ("*LSDs*"). Polaryx is advancing PLX-200, our most advanced product candidate, through a Phase 2 proof-of-concept basket trial which we refer to as SOTERIA (PLX-200-600) and, subject to regulatory approval, is expected to initiate in the first half of 2026. SOTERIA is an open-label, multi-indication, master study for the treatment of certain LSDs which we believe represent approximately one third of the LSD population, including CLN1, CLN2, CLN3, CLN5, Krabbe disease, and Sandhoff disease. We have held a pre-IND submission meeting with the FDA and are actively working to achieve alignment with the U.S. Food and Drug Administration ("*FDA*") regarding SOTERIA and are preparing to submit an Investigational New Drug ("*IND*") application. PLX-200 has already received authorization under two separate INDs to initiate potentially single pivotal trials in CLN2 and CLN3, the most prevalent subtypes of NCLs. Data readouts from the SOTERIA trial are expected to provide guidance and a clear pathway for each of the six indications towards potentially registrable trials. Particularly for CLN2 and CLN3, there may be an opportunity to seek conditional approvals.

The pathway to revenue generation includes conducting clinical trials, which typically take years to complete. The Company anticipates progressing its product candidates through research studies and clinical trials toward FDA approval while raising additional capital from investors.

***Foreseeable major expenses based on projections*:**

Research and development expenses are expected to increase significantly as product candidates move from pre-clinical to clinical stage development and clinical trials are initiated on the path to obtain regulatory approval. In addition, the Company will have to expand its research and manufacturing capabilities to conduct the research studies and supply clinical trials. Finally, the Company will likely incur additional expenses to establish the general and administrative functions required to support these operations.

***Future operational challenges*:**

Polaryx is advancing PLX-200, our most advanced product candidate, through a Phase 2 proof-of-concept basket trial which we refer to as SOTERIA (PLX-200-600) and is expected to initiate in the first half of 2026. SOTERIA is an open-label, multi-indication, master study for the treatment of certain rare, pediatric LSDs which we believe represent approximately one third of the LSD population, including CLN1, CLN2, CLN3, CLN5, Krabbe disease, and Sandhoff disease. Polaryx will likely be challenged to recruit patients for the SOTERIA trial.

***Future challenges related to capital resources*:**

The Company will likely need to continue raising capital from investors and strategic partners to fund contemplated investments in research laboratory facilities, manufacturing capabilities, preclinical studies, clinical trials, and general and administrative capabilities to progress each of its product candidates toward product approval and commercialization activities. The path to product approval, if achieved, for each product candidate typically takes several years and the clinical trials require significant capital investments.

***Future milestones and events*:**

We have held a pre-IND submission meeting with the FDA and are actively working to achieve alignment with the FDA regarding SOTERIA and are preparing to submit an IND application. PLX-200 has already received authorization under two separate INDs to initiate potentially single pivotal trials in CLN2 and CLN3, the most prevalent subtypes of NCL. Data readouts from the SOTERIA trial are expected to provide guidance and a clear pathway for each of the six indications towards potentially registrable trials. Particularly for CLN2 and CLN3, there may be an opportunity to seek conditional approvals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2025, the Company has capital resources available in the form of $4.2 million cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the ongoing research & development and administrative costs of the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 45% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the Company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the Minimum Target Amount, we anticipate the Company will be able to operate for 9 months. This is based on current projected expenses related to ongoing research & development and administrative costs.

How long will you be able to operate the Company if you raise your maximum funding goal?

If the Company raises the Maximum Target Amount, we anticipate the Company will be able to operate for 18 months. This is based on current projected expenses related to ongoing research & development and administrative costs.

Are there any additional future sources of capital available to the Company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Management intends to fund future operations through additional financing which could include private and/or public debt offerings and equity offerings. In addition, the Company may seek additional capital through arrangements with strategic partners or from other sources.

Indebtedness

The Company has no debt.

Related Party Transactions

License Agreements

In April 2016, we entered into the 2016 Rush License Agreement with Rush pursuant to which Rush granted us an exclusive license, with sublicensing rights, for the use of an invention/drug, made in the course of research at Rush, in the treatment of lysosomal storage diseases. Under the 2016 Rush License Agreement, we are responsible for obtaining and maintaining all regulatory approvals for the drug, as well as for all clinical trials and commercialization activities relating to the drug. As part of the License Agreement, we issued 3,529,412 shares in April 2016 as a partial consideration for all the rights and licenses granted to us as specified in the License Agreement. Upon execution of the agreement, we paid a license upfront fee of $70 thousand. In May 2020, we paid a milestone-based payments of $50 thousand upon completion of the IND filing. An additional milestone-based payment of $100 thousand will be due upon FDA approval of the product. Further, we must pay Rush royalties for the life of the patent of 3.5% on net sales.

In January 2025, we issued 1,111,292 shares of common stock to Rush in return for an exclusive gene therapy patent license (see Gene Therapy Patent License below).

Mstone Partners Healthcare Limited

We are party to a number of agreements with Mstone. Mr. Alex Yang is the Chairman of our Board and our Chief Executive Officer and also the Chief Executive Officer of Mstone, which is a beneficial owner of 5% or more of our capital stock. Mr. Yang and the Company were party to a consulting agreement effective June 1, 2021, pursuant to which Mr. Yang provided consulting services. The consulting agreement was terminated effective on June 30, 2023. During the year ended December 31, 2022, the Company paid Mr. Yang an advance for services to be performed in 2023 of $75 thousand. As of December 31, 2024 and 2023, the Company did not have amounts due to Mr. Yang under the consulting agreement. Mr. Yang is also the controlling shareholder of MBstone Biotech Flagship ("*MBstone*"). During the year ended December 31, 2022, we issued 143,030 shares of preferred stock at an aggregate price of $607 thousand to MBstone. In June 2024, all preferred stock was converted to common stock at a conversion ratio of one-to-one.

In November 2021, we entered into the Services Agreement with Mstone, pursuant to which Mstone provides certain support and business development-related services to us. During the year ended December 31, 2021, we made no payments to Mstone under the Services Agreement. During the years ended December 31, 2022, 2023 and 2024, we made payments of $135 thousand, zero, and $1.4 million, respectively, to Mstone under the Services Agreement. In the three months ended March 31, 2025, we paid $405 thousand to Mstone under the Services Agreement.

In May 2023, we entered into a Letter Agreement with Mstone (the "*Letter Agreement*"), pursuant to which we agreed to issue 5,000,000 shares of common stock with an aggregate grant fair value of $5.6 million to Mstone as compensation for advisory services. The shares were fully vested upon issuance and were issued in exchange for a 50% fee reduction for one year of advisory services to be provided from June 2023 through June 2024.

In February 2024, we issued 88,689,843 shares of common stock to certain existing stockholders to enable them to be substantially aligned with the implied value of the Company as of that date as determined by the Board, of which Mstone received 63,278,014 shares.

In December 2024, we issued 6,822,422 shares of our common stock at a purchase price per share of $0.29 to Proioxis Ventures Pte Ltd, which is a beneficial owner of 5% or more of our capital stock, for an aggregate consideration of $2.0 million in cash.

Related Party Financing Arrangements

Curyx Partners Investment Hong Kong Limited (together with its affiliates, "*Curyx*") is indirectly owned by Mstone. In October 2021, we entered into a loan agreement with Curyx for $500 thousand with an interest rate of 5% per annum. The loan was amended in November 2021 for an additional $350 thousand. The loan matured on October 7, 2024, but was converted to 200,294 shares of preferred stock in November 2022.

In January 2022, we entered into a loan agreement with Mstone for $200 thousand with an interest rate of 5% per annum. The loan was fully paid off on July 6, 2022.

Mstone has a direct controlling ownership interest in Forest Hills. Mr. Alex Yang, our Chief Executive Officer, is also the Chief Executive Officer of Forest Hills. In November 2023, we entered into a loan agreement with Forest Hills for $200 thousand with an interest rate of 5% per annum. The loan matured on November 1, 2024. In February 2024, we received an additional $65 thousand under the loan with Forest Hills. The total loan balance of $193 thousand was fully repaid on May 22, 2024.

Gene Therapy Patent License

In January 2025, we issued an aggregate of 14,817,228 shares of common stock to Rush and Mstone in return for an exclusive gene therapy patent license. Of the total share issuance, 1,111,292 shares were issued to Rush and 13,705,936 shares were issued to Mstone.

Valuation

Pre-Money Valuation: $482.6 million

Valuation Details:

***Previous Securities Sales*:**

In July 2025 and through August 29, 2025, the Company issued 7,210,968 shares of common stock for total cash proceeds of $3.2 million based on an $80 million pre-money valuation. This issuance of common stock is the most recent transaction that we can reference.

***Intellectual Property Portfolio*:**

Our patent portfolio is built with a strategic objective of establishing layered protection around our product candidates through claims on compositions of matter, pharmaceutical formulations, and methods of treatment. We are actively prosecuting patents in principal jurisdictions with strong IP enforcement and commercial relevance, specifically the United States, Europe, Canada and China (including Hong Kong, SAR). As of June 25, 2025, our licensed patent portfolio consists of six distinct patent application families protecting the compositions of matter and methods of treatment of our product candidates. This includes five issued patents in the United States, four issued patents in foreign jurisdictions (excluding validated European patents in individual countries), and 23 pending patent applications, of which four are U.S. or Patent Cooperation Treaty ("*PCT*") filings, with the remainder filed internationally. We also hold two proprietary patent families protecting the pharmaceutical formulations of our lead candidate, PLX-200.

***Comparable Companies*:**

We engaged a valuation consultant to help us estimate the market value of the Company based upon the valuations of a number of comparable single-asset clinical stage biopharmaceutical companies in a similar development phase for diseases of comparable rarity and lack of treatments as Polaryx. The market cap valuations of these comparable companies range from $222.6 million at the low end to $774.7 million at the high end, with an average market cap of $478.7 million. We also recognized the need to discount approximately 73% from comparable public company valuations for our equity's restricted marketability and lack of control for the investors participating in this round of financing.

Summary of Valuation:

In summary, we chose a pre-money valuation that is higher than what was assumed in our most recent round of financing when we issued equity but significantly discounted in comparison to the most recent third-party valuation of the Company, which assumed marketability and control.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.05, we plan to use these proceeds as follows:

- *DealMaker Platform Fees*
  8.5%

- *DealMaker Service Fees*
  91.5%

If we raise the over allotment amount of $4,999,999.82, we plan to use these proceeds as follows:

- *DealMaker Platform Fees*
  8.5%

- *Research & Development*
  54.5%
  We will use 54.5% of the funds raised for research & development activities including research personnel compensation; research studies and clinical trials; patent filing/maintenance; lab facilities, equipment, supplies and maintenance; scientific advisory board; travel expenses; and external consultants.

- *Administration*
  37.0%
  We will use 37.0% of the funds for administrative activities including administrative personnel compensation; external consultants; headquarters facility; legal and accounting; marketing and public relations; board of directors; travel and entertainment; and ongoing day-to-day operations of the Company.

The Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), which is not reflected above. The Company may change the intended use of proceeds if our management believes it is in the best interests of the Company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

No disqualifying event that would have triggered disqualification but occurred prior to May 16, 2016 has been recorded in respect to the Company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file an annual report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://polaryx.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates regarding the progress of the issuer in meeting the target offering amount will be filed with the SEC on Form C-U.

Investment Confirmation Process:

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations:

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Material Changes:

If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings:

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS FOR POLARYX THERAPEUTICS, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Polaryx Therapeutics, Inc.

Opinion
We have audited the financial statements of Polaryx Therapeutics, Inc. (a Wyoming corporation) (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations and comprehensive loss, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion
We conducted our audits of the financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial doubt about the company's ability to continue as a going concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred net losses of $30.4 million and $3.8 million and cash used in operating activities of $2.6 million and $0.2 million, during the years ended December 31, 2024, and December 31, 2023, respectively and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of management for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

Iselin, New Jersey
August 5, 2025

POLARYX THERAPEUTICS, INC.
BALANCE SHEETS
(In thousands, except share amounts)

	As of	
	December 31, 2024	**December 31, 2023**
Assets		
Current assets:		
Cash and cash equivalents	$ 4,621	$ 2
Prepaid expenses	380	—
Prepaid expenses – related party	—	2,313
Total current assets	5,001	2,315
Total assets	$ 5,001	$ 2,315
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 72	$ 473
Due to related party	130	350
Accrued expenses and other current liabilities	87	87
Short-term debt – related party	—	128
Total current liabilities	289	1,038
Total liabilities	289	1,038
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred stock: $0.0001 par value, 40,000,000 shares authorized; 0 and 2,944,859 shares issued and outstanding at December 31, 2024 and 2023, respectively	—	—
Common stock: $0.0001 par value; 560,000,000 shares authorized; 164,606,246 and 44,813,734 shares issued and outstanding at December 31, 2024 and 2023, respectively	16	4
Additional paid-in capital	95,346	61,567
Accumulated deficit	(90,650)	(60,294)
Total stockholders' equity	4,712	1,277
Total liabilities and stockholders' equity	$ 5,001	$ 2,315

The accompanying notes are an integral part of these financial statements.

POLARYX THERAPEUTICS, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,	
	2024	**2023**
Operating expenses:		
Research and development expenses	$ 2,811	$ 2,771
General and administrative expenses	1,541	1,010
Total operating expenses	4,352	3,781
Operating loss	(4,352)	(3,781)
Other expense – recapitalization of common stock	(26,004)	—
Other income	—	2
Net loss and comprehensive loss	$ (30,356)	$ (3,779)
Net loss per share – basic and diluted	$ (0.22)	$ (0.09)
Weighted average common shares outstanding – basic and diluted	136,802,625	42,758,271

The accompanying notes are an integral part of these financial statements.

POLARYX THERAPEUTICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share amounts)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances at December 31, 2022	2,957,703	$ —	39,800,890	$ 4	$ 56,017	$ (56,515)	$ (494)
Issuance of common stock	—	—	5,000,000	—	5,550	—	5,550
Conversion of preferred stock	(12,844)	—	12,844	—	—	—	—
Net loss	—	—	—	—	—	(3,779)	(3,779)
Balances at December 31, 2023	2,944,859	$ —	44,813,734	$ 4	$ 61,567	$ (60,294)	$ 1,277

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances at December 31, 2023	2,944,859	$ —	44,813,734	$ 4	$ 61,567	$ (60,294)	$ 1,277
Issuance of common stock	—	—	28,157,810	3	7,784	—	7,787
Issuance of common stock recapitalization	—	—	88,689,843	9	25,995	—	26,004
Conversion of preferred stock	(2,944,859)	—	2,944,859	—	—	—	—
Net loss	—	—	—	—	—	(30,356)	(30,356)
Balances at December 31, 2024	—	$ —	164,606,246	$ 16	$ 95,346	$ (90,650)	$ 4,712

The accompanying notes are an integral part of these financial statements.

POLARYX THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,	
	2024	**2023**
Cash flows from operating activities		
Net loss	$ (30,356)	$ (3,779)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Stock-based compensation	2,400	3,237
Other expense – recapitalization of common stock	26,004	—
Changes in assets and liabilities which provided (used) cash:		
Prepaid expenses and other current assets	—	75
Accounts payable	(401)	(52)
Due to related party	(220)	350
Accrued expenses and other current liabilities	—	(4)
Net cash flows used in operating activities	(2,573)	(173)
Cash flows from financing activities		
Proceeds from short-term debt – related party	65	128
Repayment of short-term debt – related party	(193)	—
Proceeds from issuance of common stock	7,320	—
Net cash flows provided by financing activities	7,192	128
Net increase (decrease) in cash and cash equivalents	4,619	(45)
Cash and cash equivalents, beginning	2	47
Cash and cash equivalents, ending	$ 4,621	$ 2

The accompanying notes are an integral part of these financial statements.

POLARYX THERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

Polaryx Therapeutics, Inc. (the "Company") is a late clinical-stage biotechnology company committed to the discovery, development, and commercialization of novel, disease-modifying therapies for rare, pediatric lysosomal storage disorders.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). There is no difference between net loss and comprehensive loss in these financial statements.

Liquidity and Going Concern

The Company has no products approved for sale and has sustained recurring net losses and negative cash flows from operations since inception. For the years ended December 31, 2024 and 2023, the Company had a net loss of $30.4 million and $3.8 million, respectively, and used cash in operating activities of $2.6 million and $173 thousand, respectively. As of December 31, 2024, the Company had working capital of $4.7 million. Achieving profitability is dependent upon the successful development, approval, and commercialization of the Company's product candidates and achieving a level of revenue adequate to support the Company's cost structure. Management intends to fund future operations through additional financings, which could include private and/or public debt offerings and equity offerings. In addition, the Company may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, or at all.

There can be no assurance that the Company's research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. Further, there is no assurance that profitable operations will ever be achieved, and if achieved, could be sustained on a continuing basis. The Company is subject to certain risks associated with any clinical stage pharmaceutical company that has substantial expenditures for research and development. These matters, along with the conditions described above, raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date these financial statements were available to be issued.

The financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the uncertainty related to the Company's ability to continue as a going concern.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with governmental regulations, dependency on key suppliers (including for certain active pharmaceutical ingredients) and the ability to secure additional capital to fund operations. Product candidates currently under development will require extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel, infrastructure and extensive compliance and reporting capabilities. Even if the Company's drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash held in commercial bank accounts and money market funds. The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

Concentration of Credit Risk

Financial investments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality U.S. financial institutions. At various times throughout the period, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses of such amounts and management believes it is not exposed to any significant credit risk on its cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of expenses during the reporting period. Estimates are based on several factors, including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends and the assessment of the probable future outcome. Actual results could differ from those estimates and changes in estimates may occur. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the statements of operations and comprehensive loss in the period that they are determined. The most significant matters involving management's estimates include accrued research and development expenses, stock-based compensation expense, and income taxes.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are (or will be) computed using the straight-line method over the estimated useful lives of the assets as follows:

	Estimated Useful Life
Computer equipment	3 years
Office equipment	5 years
Lab equipment	5 years
Leasehold improvements	Shorter of remaining life of lease or useful life

There were no property and equipment, net as of December 31, 2024 and 2023.

Impairment of Long-Lived Assets

The Company regularly reviews the carrying values and estimated lives of its long-lived assets, including property and equipment, to determine whether indicators of impairment exist that warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management's estimate of the asset's ability to generate positive income from operations and positive cash flow in future periods as well as the

2. Summary of Significant Accounting Policies (cont.)

strategic significance of the assets to the Company's business objective. Should an impairment occur, the impairment loss would be measured based on the excess of the carrying amount over the asset's fair value. No impairment charge was recorded during the years ended December 31, 2024 or 2023. There were no long-lived assets as of December 31, 2024 and 2023.

Leases

Effective January 1, 2020, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") No. 2016-02, *Leases (Topic 842),* as subsequently amended. This is a comprehensive new standard that amends various aspects of existing accounting guidance for leases, including the recognition of a right-of-use asset and a lease liability on the balance sheet and disclosing key information about leasing arrangements.

Per FASB Accounting Standards Codification ("ASC") Topic 842, the leases standard requires lessees to record a right-of-use asset and a lease liability for all leases other than those that, at lease commencement, have a lease term of 12 months or less. A reporting entity can elect an accounting policy by class of underlying asset not to record such short-term leases on the balance sheet. A reporting entity may be able to establish reasonable capitalization thresholds below which assets and liabilities related to a lease are not recognized. For the years ended December 31, 2024 and 2023, office rent expense was $4 thousand and $5 thousand, respectively. Based on the standard above, the Company has concluded this is a short-term lease and under the capitalization threshold. As such, these amounts are recorded in general and administrative expenses on the statements of operations and comprehensive loss, and a right-of-use asset and lease liability are not recognized on the balance sheets.

Fair Value Measurements

FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. In determining fair value, the Company used various valuation approaches. A fair value hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels, based on the inputs, as follows:

- Level 1 — Valuations based on quoted prices for identical instruments in active markets. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.
- Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for either similar instruments in active markets, identical or similar instruments in markets that are not active, or model-derived valuations whose inputs or significant value drivers are observable or can be corroborated by observable market data.
- Level 3 — Valuations based on inputs that are unobservable. These valuations require significant judgment.

The Company's Level 1 assets consist of cash and cash equivalents in the accompanying balance sheets. In addition, the value of prepaid expenses, accounts payable, and accrued expenses approximate fair value due to the short-term nature of these assets and liabilities. Related party liabilities are not presumed to be at fair value. As of December 31, 2024 and 2023, the Company did not have any assets or liabilities measured at fair value classified as Level 2 or Level 3.

2. Summary of Significant Accounting Policies (cont.)

Accrued/Prepaid Research and Development Expenses

As part of the process of preparing its financial statements, the Company is required to estimate its accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on the Company's behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced. Most of the Company's service providers invoice monthly in arrears for services performed or when contractual milestones are met. Estimates of accrued expenses as of each balance sheet date in the financial statements are based on facts and circumstances known at that time. The Company periodically confirms the accuracy of estimates with the service providers and adjusts if necessary. The significant estimates in accrued research and development expenses are related to expenses incurred with respect to contract research organizations ("CROs"), contract manufacturing organizations ("CMOs") and other vendors in connection with research and development and manufacturing activities.

The Company bases its expenses related to CROs and CMOs on estimates of the services received and efforts expended pursuant to quotations and contracts with such vendors that conduct research and development and manufacturing activities on the Company's behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to vendors will exceed the level of services provided and result in a prepayment of the applicable research and development or manufacturing expense. In accruing service fees, the Company estimates the time over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from estimates, the accrual or prepaid expense is adjusted accordingly. Although estimates are not expected to be materially different from amounts actually incurred, the Company's understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in amounts that are too high or too low in any particular period. There have been no material changes in estimates for the periods presented.

Research and Development Expenses

Research and development expenses primarily consist of costs associated with the preclinical and clinical development of the Company's product candidates, including the following:

- external research and development expenses incurred under arrangements with third parties, such as CROs and other vendors and CMOs to produce drug substance and drug product; and
- employee-related expenses, including salaries and benefits.

All research and development expenses are charged to operations as incurred in accordance with FASB ASC Topic 730, *Research and Development*.

Prepaid Expenses

Advance payments made for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses until the service has been performed or the goods have been received. The prepaid amounts are expensed as the benefits are consumed. Prepaid expenses are substantially comprised of research and development related activities.

Stock-Based Compensation Expense

The Company follows the provisions of FASB ASC Topic 718, *Compensation — Stock Compensation*, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and non-employee directors, including employee stock options. Stock-based compensation expense is based on the grant-date fair value estimated in accordance with the provisions of ASC Topic 718 and is recognized as an expense over the requisite service period. For grants containing performance-based vesting provisions, the

2. Summary of Significant Accounting Policies (cont.)

grant-date fair value of milestone-based stock-based payment awards is recognized as compensation expense once it is probable that the condition will be achieved. The Company accounts for actual forfeitures in the period the forfeitures occur.

The Company complies with ASU 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting*, which supersedes ASC 505-50 and expands the scope of ASC 718 to include all share-based payments arrangements related to the acquisition of goods and services from both employees and non-employees. The measurement date for non-employee awards is the date of grant. Compensation expense for nonemployees is recognized, without changes to the fair value of the equity classified award, over the requisite service period, which is the vesting period of the respective award.

Collaborative Arrangements

The Company analyzes its licensing and collaborative arrangements to assess whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards, and therefore are within the scope of FASB ASC Topic 808, *Collaborative Arrangements*. For licensing and collaborative arrangements that contain multiple elements, the Company determines which units of account are deemed to be within the scope of ASC Topic 808 and which units of account are more reflective of a vendor-customer relationship and therefore are within the scope of ASC Topic 606. For units of account that are accounted for pursuant to ASC Topic 808, an appropriate recognition method is determined and applied consistently, either by analogy to appropriate accounting literature or by applying a reasonable accounting policy election.

For licensing and collaborative arrangements that are within the scope of ASC Topic 808, the Company evaluates the income statement classification for presentation of amounts due to or owed from other participants associated with multiple units of account in a collaborative arrangement based on the nature of each activity. Payments or reimbursements that are the result of a collaborative relationship instead of a customer relationship, such as co-development and co-commercialization activities, are recorded as increases or decreases to research and development expenses or general and administrative expenses, as appropriate. Milestone payments are considered contingent liabilities and are recognized when the Company deems the milestone event to be probable.

Segment Information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and assess performance. The Company determined its operating segment after considering the Company’s organizational structure and the information regularly reviewed and evaluated by the Company’s CODM. The Company has determined that its CODM is its Chief Executive Officer. The CODM reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. On the basis of these factors, the Company determined that it operates and manages its business as one operating segment.

Income Taxes

FASB ASC Topic 740, *Income Taxes*, sets forth standards for financial presentation and disclosure of income tax liabilities and expense. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2. Summary of Significant Accounting Policies (cont.)

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC Topic 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying statements of operations and comprehensive loss. As of December 31, 2024 and 2023, there were no accrued interest or penalties recorded on the balance sheets.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments — Credit Losses (Topic 326)*. The guidance represents a significant change in the accounting for credit losses model by requiring immediate recognition of management's estimates of current expected credit losses. Under the prior model, losses were recognized only as they were incurred. ASU 2019-10, *Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) — Effective Dates* amended the effective date for the Company to reporting periods beginning after December 15, 2022. The Company adopted this ASU 2016-13 effective January 1, 2023 and the amendment did not have significant impact to the Company's financial statements.

In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures*. The amendments "improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses." In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. ASU 2023-07 is effective for the Company prospectively to all annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU 2023-07 effective January 1, 2024 and the amendment did not have significant impact to the Company's financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company prospectively to all annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this standard.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, which requires disaggregated disclosure of income statement expenses for public business entities. In January 2025, the FASB issued ASU 2025-01, *Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date,* which provides changes to the disclosure requirements and provides a delayed implementation timeline to give issuers additional time to prepare for the impacts of adoption. ASU 2025-01 is effective for the Company prospectively for all annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this standard.

3. Accrued Expenses

The following table presents the components of accrued expenses as of December 31, 2024 and 2023:

	December 31,	
	2024	2023
	(In thousands)	
Accrued research and development expenses	$ 86	$ 86
Accrued employee-related expenses	1	1
Accrued expenses	$ 87	$ 87

4. Related Party Financing Arrangements

In November 2023, the Company entered into a Loan Agreement (the “Forest Hills Loan Agreement”) with Forest Hills Partners Hong Kong Limited (together with its affiliates, “Forest Hills”), a related party, for $200 thousand with an interest rate of 5% per annum. If the loan was repaid within eight months of November 1, 2023, the loan would bear no interest. The loan matured on November 1, 2024. As of December 31, 2023, short-term debt outstanding with Forest Hills was $128 thousand (see Note 11). In February 2024, the Company received an additional $65 thousand under the Forest Hills Loan Agreement. The total loan balance of $193 thousand was fully repaid on May 22, 2024.

5. Stockholders’ Equity (Deficit)

As of December 31, 2024, the Company’s articles of incorporation provided for the authorization of the following classes of stock:

- 40,000,000 shares of preferred stock, par value $0.0001 (“Preferred Stock”); and
- 560,000,000 shares of common stock, par value $0.0001 (“Common Stock”).

Preferred Stock

On January 20, 2023, 12,844 shares of Preferred Stock were converted to shares of Common Stock at a conversion ratio of one-to-one.

On June 30, 2024, all 2,944,859 remaining shares of Preferred Stock were converted to shares of Common Stock at a conversion ratio of one-to-one.

Holders of Preferred Stock are entitled to one vote per share, to receive dividends (on and if declared by the Board of Directors of the Company (the “Board”)) and, upon liquidation or dissolution, to receive all assets available for distribution to stockholders, before any rights, preferences and privileges of any outstanding shares of Common Stock with respect to dividends and in connection with liquidation, winding up and dissolution of the Company. The holders of Preferred Stock have no preemptive or other subscription rights.

Common Stock

During the years ended December 31, 2023, the Company issued 5,000,000 shares of Common Stock, which represent an aggregate value of $5.6 million, to Mstone Partners Healthcare Limited (together with its affiliates, “Mstone”), a related party, for support and business development-related services to the Company (see Note 6 and Note 11).

In February 2024, the Company issued 88,689,843 shares of Common Stock to certain existing stockholders to enable them to be substantially aligned with the implied value of the Company as of the date determined by the Board. The Company had an aggregate of 47,758,593 shares of common stock and preferred stock outstanding immediately before this transaction, and all current investors participated in this transaction. All shares issued in this transaction were Common Stock. The transaction was conducted at the discretion of the Board and was not based

on any investors’ pre-existing contractual right to receive additional shares or anti-dilution protection. In connection with the transaction, the Company recorded $26 million as other expense — recapitalization of common stock in the statements of operations and comprehensive loss.

In October 2024, the Company and Maxim Group LLC (the “Advisor”) entered into an engagement letter (the “Engagement Letter”), pursuant to which the Company issued 3,187,748 shares of Common Stock to the Advisor, which represents 2.0% of the Common Stock outstanding on a fully diluted basis as of October 18, 2024, the execution date of the Engagement Letter, at an aggregate price of $467 thousand, for advisory services (see Note 6).

Holders of Common Stock are entitled to one vote per share, to receive dividends (on and if declared by the Board) and, upon liquidation or dissolution, to receive all assets available for distribution to stockholders, subordinate to the rights, preferences and privileges of any outstanding shares of Preferred Stock with respect to dividends and in connection with liquidation, winding up and dissolution of the Company. The holders of Common Stock have no preemptive or other subscription rights.

As of December 31, 2024 and 2023, no cash dividends have been declared or paid.

6. Stock-Based Compensation

In November 2021, the Company and Mstone entered a Services Agreement, pursuant to which Mstone provides certain support and business development-related services to the Company. In order to preserve capital for operating and clinical development expenses, in May 2023, the Company and Mstone entered into a Letter Agreement, pursuant to which the Company issued 5,000,000 shares of Common Stock (the “Share Obligation”) with an aggregate grant fair value of $5.6 million to Mstone as compensation for advisory services. The grant date fair value per share was determined based upon the most recently available third-party valuation of Common Stock.

The shares were fully vested upon issuance and were issued in exchange for a 50% fee reduction for one year of advisory services to be provided from June 2023 through June 2024. The Company determined that this issuance of vested shares in return for future service met the criteria for capitalization as a prepaid expense and was amortized on a straight-line basis. For the year ended December 31, 2024, total stock-based compensation expense under this agreement was $2.3 million, of which $1.7 million was recorded as research and development expense and $578 thousand was recorded as general and administrative expense. For the year ended December 31, 2023, total stock-based compensation expense under this agreement was $3.2 million, of which $2.4 million was recorded as research and development expense and $809 thousand was recorded as general and administrative expense.

In October 2024, the Company and the Advisor entered into the Engagement Letter, pursuant to which the Company issued 3,187,748 shares of Common Stock, of which 50% was fully vested upon issuance, with an aggregate grant date fair value of $467 thousand, to the Advisor as compensation for advisory services. The remaining 50% is vested contingent upon a public listing of the Company. The grant date fair value per share was determined based upon the price per share from recent stock issuances to certain investors at that time. The Company determined that this issuance of vested shares in return for future service met the criteria for capitalization as a prepaid expense and was amortized on a straight-line basis. For the year ended December 31, 2024, total stock-based compensation expense under this agreement was $87 thousand recorded as general and administrative expense.

In 2016, as part of an employment contract, the Company granted 2,000,000 stock options to the Company's founder ("Founder") at the option price of $0.0001 per share, of which 1,000,000 stock options were vested on March 1, 2017 and the remaining 1,000,000 stock options were vested on March 1, 2018. As a result, the Company recognized stock compensation expense of $240 thousand, which is recorded in accumulated deficit in the statements of changes in equity as of January 1, 2022. In March 2023, Founder's employment contract was terminated. Upon termination, all obligations of the employment contract were cancelled including these stock options.

6. Stock-Based Compensation (cont.)

2022 Equity Incentive Plan

In March 2022, the Board approved the Company's 2022 Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the grant of options, stock appreciation rights, restricted stock units, restricted stock, and other stock-based awards and for Incentive Bonuses, which may be paid in cash, shares of Common Stock, or a combination thereof. The aggregate number of shares of Common Stock issuable under the Incentive Plan initially is 6,362,290 shares, plus a 4% annual increase on January 1 of each year beginning in 2023 and ending on January 1, 2032, subject to Board approval (the "Share Pool"). In October 2024, the Board increased the Share Pool to 25 million shares of Common Stock. As of December 31, 2024, there were 14,663,714 shares available to be issued pursuant to the Incentive Plan.

Fair Value Inputs

The calculation of the fair value of awards requires an estimate of the Company's equity value. As the Company historically has been a privately held company with no trading history for its Common Stock to date, the estimated fair value of the Company's Common Stock has been determined by the Board, with input from management, valuations by third-party specialists, as well as upon the price per share from recent stock issuances to certain investors at that time. To determine the fair value, the Board considered the price per share from recent stock issuances to certain investors at that time, most recently available third-party valuations of its Common Stock and an assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Additional factors include, among others, the nature and history of the Company's business; the Company's stage of development and commercialization; external market conditions; valuations of the Company's industry peers; and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company. These third-party valuations are performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The third-party common stock valuations are prepared using the market approach (guideline public company method) to estimate the Company's enterprise value.

Restricted Stock Units

As of December 31, 2024, there were 10,336,286 restricted stock units outstanding. Pursuant to the amendment as executed on July 31, 2025, these restricted stock units vest over time but are only deliverable upon a change in control of the Company that occurs within seven years following the applicable date of grant. Vesting of the restricted stock units is contingent upon the recipient's services to the Company through three installments on the first three anniversaries of the vesting commencement date. The change in control requirement represents a performance condition that is not probable of occurring until it has occurred, and therefore no compensation expense will be recorded, nor inclusion of the shares within the basic and diluted net income (loss) per share calculations, until the occurrence of a change in control of the Company.

6. Stock-Based Compensation (cont.)

The Company measures restricted stock compensation costs based on the stock price at the grant date less forfeitures as incurred.

The following table presents a summary of our restricted stock activity for the years ended December 31, 2023 and 2024:

	Number of Awards	Weighted Average Grant date Fair Value (per share)
Non-vested at December 31, 2022	593,810	
Granted	3,230,000	$ 1.11
Vested	—	
Forfeited or exercised	—	
Non-vested at December 31, 2023	3,823,810	
Granted	7,300,000	$ 0.29
Vested	—	
Forfeited or exercised	(787,524)	
Non-vested at December 31, 2024	10,336,286	

As of December 31, 2024, there was $5.4 million of total unrecognized compensation cost related to restricted stock units that will be recognized over a remaining weighted average service period of 2.5 years and upon a change in control of the Company.

The Company recognized a total of $2.4 million stock-based compensation related to the Incentive Plan and shares issued to Mstone and Maxim Group LLC, of which $1.7 million and $665 thousand are included within research and development expenses and general and administrative expenses, respectively, in the statement of operations and comprehensive loss for the year ended December 31, 2024. The Company recognized a total of $3.2 million stock-based compensation, of which $2.4 million and $809 thousand are included within research and development expenses and general and administrative expenses, respectively, in the statement of operations and comprehensive loss for the year ended December 31, 2023.

7. Segment Information

The Company has one reportable segment: lysosomal storage disorders. The lysosomal storage disorders segment consists of the Company's costs associated with the preclinical and clinical development of the Company's product candidates. The Company currently is in the clinical stage and manages its business activities on an aggregate basis.

The accounting policies of the lysosomal storage disorders segment are consistent with those described in Note 2, *Summary of Significant Accounting Policies*, and the measure of segment assets is reported on the balance sheets as total assets. The Company's CODM is the chief executive officer. The CODM assesses performance of the lysosomal storage disorders segment using operating expenses as reported in the statements of operations and comprehensive loss. Operating expenses is assessed by the CODM to make decisions on how to allocate resources, such as determining additional costs for preclinical and clinical development of the Company's product candidates.

7. Segment Information (cont.)

The following table summarized significant segment expenses for the year ended December 31, 2024 and 2023:

	Lysosomal Storage Disorders Segment	
	Year Ended December 31,	
	2024	2023
	(In thousands)	
Research and development expenses (excluding stock compensation)	$ (1,077)	$ (343)
General and administrative expenses (excluding stock compensation)	(875)	(202)
Stock-based compensation	(2,400)	(3,237)
Recapitalization of common stock	(26,004)	—
Other income	—	2
Net loss	$ (30,356)	$ (3,779)

8. Net Loss Per Share

Basic net loss per share is computed using the weighted-average number of shares of Common Stock outstanding during the period. Diluted net loss per unit is computed using the weighted-average number of shares of Common Stock and, if dilutive, Common Stock equivalents outstanding during the period.

The following table presents the calculation of basic and diluted net loss per share:

	Year Ended December 31,	
	2024	2023
	(In thousands, except unit amounts and per unit data)	
Net loss per share		
Numerator		
Net loss	$ (30,356)	$ (3,779)
Numerator for basic and diluted net loss per share	$ (30,356)	$ (3,779)
Denominator		
Weighted average common shares outstanding	136,802,625	42,758,271
Denominator for basic and diluted net loss per share	136,802,625	42,758,271
Net loss per share:		
Basic and diluted	$ (0.22)	$ (0.09)

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Year Ended December 31,	
	2024	2023
Performance-based awards	1,593,874	—
Non-vested restricted stock units	10,336,286	3,823,810
Preferred Stock	—	2,944,859
Total potentially dilutive securities	11,930,160	6,768,669

9. Income Taxes

Income (loss) before provision for income taxes consisted of the following:

	December 31,	
	2024	2023
	(In thousands)	
Domestic	$ (30,356)	$ (3,779)
Foreign	—	—
Loss before provision for income taxes	$ (30,356)	$ (3,779)

A reconciliation of the Company's statutory income tax rate to the Company's effective income tax rate is as follows:

	December 31,	
	2024	2023
Income at US statutory rate	21.00%	21.00%
State taxes, net of federal benefit	(0.19)%	7.11%
Recapitalization of common stock	(17.99)%	0.00%
Tax credits	0.02%	0.11%
Valuation allowance	(2.84)%	(28.22)%
	0.00%	0.00%

The net deferred income tax asset balance related to the following:

	December 31,	
	2024	2023
	(In thousands)	
Net operating loss carryforwards	$ 4,096	$ 2,824
Accrual to cash adjustment	—	1,165
Credits	19	13
Capitalized research and development	1,217	—
Total deferred tax assets	5,332	4,002
Valuation allowance	(4,865)	(4,002)
Net deferred tax assets	$ 467	$ —
Deferred Tax Liabilities		
Accruals & Other	(467)	—
Net deferred tax liabilities	(467)	—
Net deferred tax assets (liabilities)	$ —	$ —

As of December 31, 2024 and 2023, the Company had a federal net operating loss ("NOL") carryforward of $15.7 million and $10.0 million, respectively. As of December 31, 2024 and 2023, the Company had state NOL carryforwards of $15.7 million and $10.0 million, respectively. Of the $15.7 million of Federal net operating loss carryforwards as of December 31, 2024, $1.1 million begins to expire in 2034 and $14.6 million may be carried forward indefinitely. The state net operating loss carryforwards begin to expire in 2034.

As of December 31, 2024, the Company also had federal tax credits of $19 thousand, which begin to expire in 2042.

Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2024 and 2023, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current

9. Income Taxes (cont.)

and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2024 and 2023.

Under Internal Revenue Code Section 382 (“Section 382”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since we became a “loss corporation” as defined in Section 382. Future changes in our stock ownership, which may be outside of our control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to us.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which we operate or do business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company records uncertain tax positions as liabilities in accordance with ASC 740 and adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2024 and 2023, no uncertain tax positions have been recorded in the financial statements.

The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2024 and 2023, the Company had not accrued interest or penalties related to uncertain tax positions.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from December 31, 2021 to the present. The resolution of tax matters is not expected to have a material effect on the Company’s financial statements.

10. Commitments and Contingencies

License Agreements

On April 8, 2016, the Company entered into a license agreement with the Rush University Medical Center (“Rush”) pursuant to which Rush granted the Company an exclusive license, with sublicensing rights, for the use of an invention/drug, made in the course of research at Rush, in the treatment of lysosomal storage diseases. Under this agreement, the Company is responsible for obtaining and maintaining all regulatory approvals for the drug, as well as for all clinical trials and commercialization activities relating to the drug. As part of the agreement, the Company agreed to issue 3,529,412 shares as a partial consideration for all the rights and licenses granted to the Company as specified in the license agreement. Upon execution of the agreement, the Company paid a license upfront fee of $70 thousand. Additional milestone-based payments are due upon completion of the Investigational New Drug filing of $50 thousand, which was paid in 2020, and $100 thousand due upon U.S. Food and Drug Administration approval of the product. Further, the Company must pay Rush royalties for the life of the patent of 3.5% on net sales.

POLARYX THERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS

10. Commitments and Contingencies (cont.)

The licenses agreement was further amended in July 2019, September 2019, and December 2021 for definition changes. There were no change to the milestone payments or terms of the agreement.

In January 2025, the Company issued 1,111,292 shares of common stock to Rush in return for an exclusive gene therapy patent license. Pursuant to the agreement with Rush (the "2022 Rush License Agreement"), we are obligated to pay Rush (i) up to $75 thousand upon the achievement of specific milestones for an orphan indication, (ii) up to $650 thousand upon the achievement of specific milestones for a non-orphan indication, and (iii) an annual royalty equal to 1.75% of net sales. In the event we sublicense the rights under the 2022 Rush License Agreement, we are also obligated to pay Rush (i) an annual royalty equal to 1.75% of such sublicensee's net sales and (ii) 7.5% of all non-royalty considerations we receive from such sublicensee (see Note 12).

Contingencies

The Company is not presently a party to any matters such that the ultimate resolution will have a material effect on the Company's results of operations, financial condition, or cash flows.

11. Related Parties

Mr. Alex Yang is the Chairman of the Board and Chief Executive Officer of the Company and also the Chief Executive Officer of Mstone which is a controlling shareholder of the Company. During the year ended December 31, 2023, Mr. Yang provided consulting services as Executive Director to the Company effective June 1, 2021. During the year ended December 31, 2022, the Company paid Mr. Yang an advance for services to be performed in 2023 of $75 thousand. As of December 31, 2024 and 2023, the Company did not have amounts due to Mr. Yang.

Mstone has a direct controlling ownership interest in Forest Hills. Mr. Alex Yang, the Company's Chief Executive Officer, is also the Chief Executive Officer of Forest Hills. On November 1, 2022, the Company entered into a Loan Agreement with Forest Hills in the aggregate of amount $193 thousand (see Note 4). As of December 31, 2023, there was $128 thousand outstanding. As of December 31, 2024, the full loan balance of $193 thousand has been repaid.

Mstone is a controlling shareholder of the Company. During the year ended December 31, 2024 and 2023, Mstone provided consulting services to the Company pursuant to the terms of the Services Agreement and the total expenses incurred for the years ended December 31, 2024 and 2023 were $1.2 million and $350 thousand, respectively. Consulting fees paid to Mstone for the years ended December 31, 2024 and 2023 were $1.4 million and zero, respectively. As of December 31, 2024 and 2023, there was $130 thousand and $350 thousand due to Mstone, respectively, which is recorded in due to related party in the balance sheet. During the year ended December 31, 2023, the Company issued 5,000,000 shares of Common Stock related to the Share Obligation (See Note 6). In February 2024, the Company issued 88,689,843 shares of Common Stock to certain existing stockholders, of which Mstone received 63,278,014 shares, to enable them to be substantially aligned with the implied value of the Company as of the date determined by the Board (See Note 5).

12. Subsequent Events

The Company has evaluated all events subsequent to December 31, 2024 and through August 5, 2025, which represents the date these financial statements were available to be issued. The Company is not aware of any subsequent event that would require recognition or disclosure in the financial statements other than those described below.

In January 2025, the Company entered into a Share Placement Agreement with Rush and Mstone, pursuant to which the Company issued 1,111,292 shares to Rush and 13,705,936 shares to Mstone at a price per share of $0.29 in exchange for an exclusive gene therapy patent license.

POLARYX THERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS

12. Subsequent Events (cont.)

In July 2025, the Company amended the vesting requirements related to its outstanding restricted stock units awards. The amendment removed the initial public offering delivery condition and now the restricted stock units vest over time and upon a change in control of the Company that occurs within seven years following the applicable date of grant.

In July 2025, the U.S. Congress enacted the One Big Beautiful Bill Act, which includes a provision restoring the immediate deductibility of domestic research and development expenditures. The impact of this newly enacted law on our tax position will depend on how the provision is implemented and interpreted by the IRS and other regulatory authorities. The Company is analyzing the provisions within the act; however, we do not expect a material impact on our 2025 financial statements.

In July 2025 and through August 5, 2025, the Company issued 3,725,977 shares of Common Stock to investors at a price per share of $0.44.

EXHIBIT C TO FORM C

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the “**Agreement**”), is entered into as of the date set forth on the signature page (the “**Effective Date**”), by and between Polaryx Therapeutics, Inc., a Wyoming corporation (the “**Company**”) and the investor identified on the signature page hereto (the “**Investor**”). Investor and the Company may hereinafter be referred individually as a “**Party**” and collectively as the “**Parties**”.

WHEREAS, the Company wishes to issue and sell shares of the Company’s Common Stock to Investor, and Investor wishes to subscribe to and purchase Common Stock from the Company, in each case on the terms and conditions set forth herein.

WHEREAS, the Company wishes to issue shares of common stock in one or more financing transactions (the “**Financing**”), subject to the terms contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, the Parties covenant and agree as follows:

1. Subscription and Payment.

1.1 In this Agreement, “**Shares**” shall mean shares of the Company’s common stock.

1.2. Subject to the terms contained herein, the Investor hereby agrees to purchase that number of Shares as set forth on Exhibit A (the “**Subscription Shares**”) for the aggregate consideration set forth on Exhibit A, or such lesser amount as may be accepted by the Company (the “**Individual Purchase Amount**”). The Investor also agrees to pay a processing fee of three and one-half percent (3.5%) of the Individual Purchase Amount (the “**Investor Processing Fee**”). The investment amount will combine the Individual Purchase Amount and Investor Processing Fee (the “**Individual Investment Amount**”).

1.3 The aggregate number of Shares sold under the Financing shall not exceed 6,901,311 shares. The Company may accept subscriptions until 11:59 p.m. Eastern Daylight Time, March 31, 2026 (the “**Offering Deadline**”), subject to any extension made thereof at the discretion of the Company. Provided that subscriptions for no less than 20,704 shares are received, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each, a “**Closing Date**”)

1.4 The Company has the right to accept or reject Investor’s subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Agreement. Investor understands and agrees that, if this Agreement is accepted, it may not be cancelled, revoked or withdrawn by Investor. If this offer to buy Shares is rejected by the Company or is withdrawn by Investor in writing prior to acceptance by the Company, such portion of the Individual Investment Amount as has been received by the Company in connection with this Agreement will be returned to Investor without interest, and Investor will cease to have any interest in, or rights with respect to, the Subscription Shares.

1.5 The Individual Investment Amount shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Agreement, which signature and delivery may take place through digital online means. Investor shall deliver a signed copy of this Agreement, along with payment for the entire Individual Investment Amount in accordance with the online payment process established by the intermediary. By submitting this payment, Investor hereby authorizes DealMaker to charge the designated payment method for the investment amount indicated. Investor understand this investment is subject to the terms of the offering and its associated rules and investor protections. Investor understands it is not a purchase of goods or services. Investor acknowledges that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss.

1.6 Payment for the Individual Investment Amount shall be received by Enterprise Bank & Trust (the "**Escrow Agent**") from the undersigned Investor by transfer of immediately available funds or other means approved by the Company prior to the applicable closing ("**Closing**"). Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned Investor shall receive notice upon Closing.

2. Representations and Warranties of the Company. The Company represents and warrants to Investor that the followings are true as of the Effective Date and as of the Closing.

2.1 The Company is duly organized, validly existing and in good standing under the laws of the State of Wyoming with full power and authority to conduct the business in which it is now engaged, and the Company is duly qualified to do business as a foreign corporation and is in good standing in such other states or jurisdictions as is necessary to enable it to carry on its business. The Company has the corporate power and authority (1) to own and hold its properties and to carry on its business as now conducted and as proposed to be conducted, (2) to execute, deliver and perform this Agreement and other documents and agreements, if any, contemplated hereunder (the "**Operative Documents**") and (3) to issue, sell and deliver the Subscription Shares.

2.2 This Agreement has been duly and validly executed and delivered by the Company and constitute, and upon the execution and delivery by the Company of the Operative Documents to which it is a party, such Operative Documents will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms. The Shares, when issued at Closing, will be validly issued, fully paid and non-assessable.

2.3 As of the Effective Date and without regard to any securities issued in the Financing, the Company has a total of 187,487,246 shares of Common Stock issued and outstanding. Other than the foregoing and shares issuable in connection with the Financing, there are no other outstanding shares of capital stock or securities convertible into capital stock.

2.4 There are no actions, suits, or proceedings pending or, to the Company's knowledge, threatened against the Company or its properties and assets in any court or before any governmental or administrative agency, which could have any material or adverse effect on the business, the assets and properties, the financial condition, or income of the Company, and the Company is not in default under any order or judgment of any court or governmental or administrative agency.

2.5 The performance by the Company of its obligations hereunder and the consummation of the transaction contemplated hereby do not and will not, conflict with, result in a violation or breach of, or give rise to an encumbrance or right of termination, cancellation or acceleration under, any charter document, bylaw, other organizational document, law, order, permit, contract, instrument or obligation to which the Company, any of its affiliates or any of the businesses, assets or properties of the Company may be bound or subject.

3. Representations and Warranties of Investor. Investor represents and warrants to the Company that the followings are true as of the Effective Date and as the Closing.

3.1 This Agreement has been duly and validly executed and delivered by Investor, and upon the execution and delivery by Investor of the Operative Documents to which it is a party, this Agreement and such Operative Documents will constitute, the legal, valid and binding obligations of Investor, enforceable against Investor in accordance with their terms.

3.2 Investor is solely responsible for the tax consequences of the transactions contemplated under this Agreement and that Investor has consulted its own tax adviser prior to executing this Agreement and have not received any advice or guarantees from the Company or any agent, employee, shareholder, representative or attorney of the Company as to the tax treatment of the transactions contemplated under this Agreement and the tax consequences and liabilities of Investor.

3.3 Investor has read and understands the contents of Risk Factors stated in the Offering Document (defined in Section 3.8) ("**Risk Factors**") and understands the nature of Investor's investment under this Agreement and the possible consequences thereof.

3.4 Investor understands that the offering and sale of the Subscription Shares has not been registered under the Securities Act of 1933 (the "**Act**") or qualified under the securities laws of any state, and therefore cannot be transferred, resold, pledged, hypothecated, assigned, or otherwise disposed of unless they are subsequently registered or qualified under the Act and under applicable state securities laws or unless such sale is exempted from registration. (Transfer of the Subscription Shares to members of Investor's immediate family without consideration is permitted.) The Investor is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Act and understands that no public market now exists for the Subscription Shares, and that the Company has made no assurances that a public market will ever exist for the Subscription Shares.

3.5 The Investor understands that the Subscription Shares have not been, and will not be, registered under the Act, by reason of a specific exemption from the registration provisions of the Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein. The Investor understands that the Subscription Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Investor must hold the Subscription Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Investor acknowledges that the Company has no obligation to register or qualify the Subscription Shares for resale. The Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Subscription Shares, and on requirements relating to the Company which are outside of the Investor's control, and which the Company is under no obligation and may not be able to satisfy. The Investor understands that the Subscription Shares and any securities issued in respect of or exchange for the Subscription Shares, may be notated with one or all of the following legends:

> "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN

EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

3.6 Investor confirms that it is able (i) to bear the economic risk of this investment, (ii) to hold the Subscription Shares for an indefinite period of time, and (iii) presently to afford a complete loss of this investment; and represent that Investor has sufficient liquid assets so that the illiquidity associated with this investment will not cause any undue financial difficulties or affect its ability to provide for its current needs and possible financial contingencies, and that its commitment to all speculative investments (including this one if this subscription is accepted by the Company) is reasonable in relation to Investor's net worth and annual income.

3.7 Investor confirms that, in making the decision to purchase the Subscription Shares, it has relied solely upon independent investigations made by Investor and/or by its representative(s), and that Investor and such representative(s) have been given the opportunity to ask questions of, and to receive answers from, persons acting on behalf of the Company concerning the terms and conditions of this offering, and to obtain any additional information, to the extent such persons possess such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information provided by the Company.

3.8 Investor confirms having received, read and understood the materials provided by the Company for this Financing, including this Agreement, a copy of the Offering Statement filed with the SEC and all statements and disclosures contained therein including any supplements and amendments made thereto ("**Offering Document**"), and any other information required by Investor to make an investment decision. Investor confirms that in making the decision to subscribe for and purchase the Subscription Shares, it has considered the Risk Factors (defined in Section 3.3) applicable to this investment, including but not limited to the reliance on management, the competitive nature of the market, the existence of significant regulation, both state and federal, affecting the Company's operations, and the illiquidity of the portfolio's assets. Investor has reviewed all offering documents and agrees not to dispute the payment charge with his/her/its bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

3.9. Investor has read the educational materials on the landing page furnished online for this offering of the Shares, and has been informed of Investor's right to cancel the subscription up to 48 hours prior to the Offering Deadline; however, Investor acknowledges that such right to cancellation shall expire once the Agreement is accepted by the Company.

3.10 Investor realizes that, in the absence of the availability of Rule 144, any disposition of the Subscription Shares may require compliance with an exemption under the Act, and that the Company is under no obligation to take any action to make any such exemption so available.

3.11 Investor acknowledges that the information provided by the Company, whether orally or in writing, contains the views of the management of the Company, and that the analysis of the market and of the Company's strategy contained therein represent subjective assessments about which reasonable persons could disagree.

3.12 Investor acknowledges that there have been no representations, guarantees or warranties made by the Company, its agents or employees, or by any other person, expressly or by implication, with respect to: (1) the approximate length of time that Investor will be required to remain as owner of the Subscription Shares; or (2) the percentage of profit and/or amount of or type of consideration, profit or loss to be realized, if any, as a result of this investment.

3.13 Investor acknowledges that there may be promoters for this offering of the Shares, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. Investor further acknowledges that such promoter may be any person who promotes the offering of the Shares for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company.

3.14 Investor acknowledges that Investor has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

4. Closing Conditions. The Closing shall be subject to the following conditions:

The representations and warranties set forth in Sections 2 and 3 shall be true and correct in all material respects as of the date of the Closing.

5. Incorporation of Terms

5.1 The offering and subscription of the Subscription Shares, and the transferability of such shares, shall be subject to all laws and regulations applicable to this Financing and Subscription Shares (collectively, the "**Law**"). All matters pertaining to the Subscription Shares and not expressly stated herein, including among others voting rights and proxy, and other material rights, shall be governed by the terms of the Offering Document within the bounds of Law, and all such terms are incorporated by reference as if set forth at length herein.

5.2 The Shares delivered hereunder shall be subject to adjustment for certain time-based and amount-based bonus shares issued in accordance with the terms set forth in the Offering Document.

6. Miscellaneous.

6.1 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable, in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

6.2 Entire Agreement; Amendments. This Agreement, and those documents expressly referred to herein and therein and other documents of even date herewith, if any, constitute the complete agreement and understanding between the Parties and supersede and preempt any and all prior understandings, agreements or representations by or between the Parties, written or oral, which may be related to the subject matter hereof in any way. Any provision of this Agreement may be amended or waived only with the prior written consent of the Parties.

6.3 Counterparts. This Agreement may be executed in two or more identical counterparts, each of which shall be deemed to be an original document as to the person or persons signing it, and all of which when taken together shall constitute one and the same binding agreement.

6.4 Successors and Assigns. Except as expressly provided herein, the rights and obligations of a Party hereunder may not be assigned or transferred without the prior written consent of the other Party.

6.5 Governing Law; Currency. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, and any dispute arising out of this Agreement shall be resolved in accordance with the said law. References to dollars herein shall refer to U.S. Dollars.

* * *

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the date set forth below.

Investor

____
Name

____
Signature (title)

Address: ____________________________________

____

Polaryx Therapeutics, Inc.

By: ________________________________
Alex Keun Mo Yang
CEO and Chair of the Board

Date: ________________________________

Attachment: EXHIBIT A

EXHIBIT A

Subscription Price per Share: $0.70

Individual Purchase Amount: $[__________]

Investor Shares Subscribed: [______] Shares

Polaryx Therapeutics, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Shares of Polaryx Therapeutics, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber’s Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Shares**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Polaryx Therapeutics, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(I) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

<u>INTERNATIONAL INVESTOR CERTIFICATE</u>

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Polaryx Therapeutics, Inc. (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Polaryx Therapeutics, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Polaryx Therapeutics, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D TO FORM C

ARTICLES OF INCORPORATION



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 06/26/2024 11:22 AM
Original ID: 2014-000670623
Amendment ID: 2024-005145559

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Polaryx Therapeutics, Inc.

2. Article number(s) II - IV is amended as follows:
***See checklist below for article number information.**

II.
The name and address of the registered agent of the Corporation is Wyoming Registered Agent, 1621 Central Avenue, Cheyenne, Wyoming 82001.

III.
The principal office of the Corporation is located at 140 E. Ridgewood Avenue, Suite #415, South Tower, Paramus, NJ 07652.

IV.
The Corporation can issue a total of 600,000,000 shares, with 560,000,000 as Common Stock and 40,000,000 as Preferred Stock. The Common Stock has a par value of $0.0001 per share, and the Preferred Stock also has a par value of $0.0001 per share.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

N/A

4. The amendment was adopted on 5/25/2024
(Date – mm/dd/yyyy)

Received JUN 10 2024 Secretary of State Wyoming

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

☐ **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

☑ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

☐ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: [signature] **Date:** 05/26/2024

(May be executed by Chairman of Board, President or another of its officers.) *(mm/dd/yyyy)*

Print Name: Alex Yang

Title: Chair of Board

Contact Person: Hahn-Jun Lee

Daytime Phone Number: 201-724-1786

Email: hahnjun7@polaryx.com

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Checklist

- ☐ ***Filing Fee: $60.00*** Make check or money order payable to Wyoming Secretary of State.
- ☐ **Processing time is up to 15 business days** following the date of receipt in our office.
- ☐ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. ***Article number(s) is not the same as the filing ID number.***
- ☐ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- ☐ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**



Ed Murray
Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Ed Murray, WY Secretary of State
FILED: 04/28/2016 02:36 PM
Original ID: 2014-000670623
Amendment ID: 2016-001883115

Profit Corporation
Articles of Amendment

1. Corporation name:
   Polaryx Therapeutics, Inc.

2. Article number(s) IV is amended as follows:

   1) The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.0001 per share and 20,000,000 shares of Preferred Stock with a par value of $0.0001 per share.

   2) 12,000,000 of the authorized shares of Preferred Stock are designated Convertible Preferred Stock. 6,000,000 of them are Series A Convertible Preferred Stock.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 03/31/2016.
   (Date – mm/dd/yyyy)


Received
Secretary of State
Wyoming

5. Approval of the amendment: *(Please check* ***only one*** *appropriate field to indicate the party approving the amendment.)*

☐ **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

☑ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

☐ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: [signature]
(May be executed by Chairman of Board, President or another of its officers.)

Date: 04/18/2016
(mm/dd/yyyy)

Print Name: Hahn-Jun Lee, M.S., Ph.D.

Title: President/CEO

Contact Person: Hahn-Jun Lee, M.S., Ph.D.

Daytime Phone Number: 201-724-1786

Email: hahnjun7@polaryx.com

(Email provided will receive annual report reminders and filing evidence.)
**May list multiple email addresses*

Checklist

- ☑ ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- ☑ Please submit one **originally signed** document.
- ☑ **Typical processing time is 3-5 business days** following the date of receipt in our office.
- ☑ Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.



Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Ed Murray, WY Secretary of State
FILED: 03/07/2016 10:37 AM
Original ID: 2014-000670623
Amendment ID: 2016-001864516

Profit Corporation
Articles of Amendment

1. Corporation name:
   Polaryx Therapeutics, Inc.

2. Article(s) IV is amended as follows:
   The corporation will have the authority to issue 50,000,000 Common Shares at 0.0001 Par Value and 20,000,000 Preferred Shares.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 08/01/2015 .
   (Date – mm/dd/yyyy)

5. If the amendment was adopted by the incorporators or board of directors without shareholder approval, a statement that the amendment was duly approved by the incorporators or by the board of directors as the case may be and that shareholder approval was not required.
   It has been approved by board of directors.

OR



Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

For Office Use Only

If approval was required by the shareholders, a statement that the amendment was duly approved by the shareholders in the manner required by this act and by the articles of incorporation.

Signature: [signature] **Date:** 02/26/2016 *(mm/dd/yyyy)*

Print Name: Hahn-Jun Lee, Ph.D.

Title: President & CEO

Contact Person: Hahn-Jun Lee

Daytime Phone Number: 201-724-1786 Email: hahnjun7@polaryx.com

Checklist

- ☑ ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- ☑ The Articles of Amendment may be executed by the Chairman of the Board, President or another of its officers.
- ☑ Please submit one **originally signed** document and one exact photocopy of the filing.



Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Max Maxfield, WY Secretary of State
FILED: 01/02/2015 10:20 AM
Original ID: 2014-000670623
Amendment ID: 2015-001689449

Profit Corporation
Articles of Amendment

1. Corporation name:

Polaryx Therapeutics, Inc.

2. Article(s) III and IV is amended as follows:

Article III

The principal office of the corporation is located at: 109E. 17th St. Suite# 4860 Cheyenne, WY 82001.

Article IV

The corporation will have the authority to issue 50,000,000 Common Shares and 2,000,000 Preferred Shares.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 12/11/2014
(Date – mm/dd/yyyy)

5. If the amendment was adopted by the incorporators or board of directors without shareholder approval, a statement that the amendment was duly approved by the incorporators or by the board of directors as the case may be and that shareholder approval was not required.

Board of Directors has approved.

Received
DEC 30 2014
Secretary of State
Wyoming

OR



Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

For Office Use Only

If approval was required by the shareholders, a statement that the amendment was duly approved by the shareholders in the manner required by this act and by the articles of incorporation.

Signature: ____________________ **Date:** 12/20/2014 *(mm/dd/yyyy)*

Print Name: Hahn-Jun Lee, Ph.D.

Title: President & CEO

Contact Person: Hahn-Jun Lee

Daytime Phone Number: (201) 724-1786 Email: hahnjun7@gmail.com

Checklist

- ✔ ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- ✔ The Articles of Amendment may be executed by the Chairman of the Board, President or another of its officers.
- ✔ Please submit one **originally signed** document and one exact photocopy of the filing.

Max Maxfield, WY Secretary of State
FILED: 08/22/2014 07:02 AM
ID: 2014-000670623

Articles of Incorporation

Polaryx Therapeutics, Inc

Article I

The name of the corporation is Polaryx Therapeutics, Inc

Article II

The name and address of the registered agent of the corporation is WyomingRegisteredAgent.com, Inc., 1621 Central Avenue, Cheyenne, Wyoming 82001.

Article III

The principal office of the corporation is located at: 1621 Central Avenue, Cheyenne, Wyoming 82001.

Article IV

The corporation will have the authority to issue 20,000,000 Common Shares with 0.00001 Par Value and 2,000,000 Preferred Shares at 0.00001 Par Value.

Article V

Neither the Board of Directors of the corporation nor the Officers of the corporation are liable under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of the corporation.

Received AUG 20 2014 Secretary of State Wyoming

Article VI

The name and address of the incorporator of the corporation is WyomingRegisteredAgent.com, Inc., 1621 Central Avenue, Cheyenne, WY 82001.

Rose Garcia   8/21/2014

Rose Garcia
Assistant Secretary
WyomingRegisteredAgent.com, Inc.

Consent To Appointment

by

Registered Agent

I, WyomingRegisteredAgent.com, Inc., with a registered office located at 1621 Central Avenue, Cheyenne, Wyoming 82001, voluntarily consent to serve as the registered agent for Polaryx Therapeutics, Inc *on* the date shown below.

The registered agent certifies that he is in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

The registered agent certifies that he is a domestic corporation or not-for-profit domestic corporation whose business office is identical with the registered office.

Executed this day August 21, 2014.

Rose Garcia
Assistant Secretary
WyomingRegisteredAgent.com, Inc.

STATE OF WYOMING
Office of the Secretary of State

I, MAX MAXFIELD, SECRETARY OF STATE of the STATE OF WYOMING, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Polaryx Therapeutics, Inc

Accordingly, the undersigned, by virtue of the authority vested in me by the law, hereby issues this Certificate.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **22nd** day of **August**, **2014**.

GREAT SEAL OF THE STATE OF WYOMING

Max Maxfield
Secretary of State

By: Terri Barker

Filed Date: 08/22/2014

EXHIBIT E TO FORM C

BYLAWS

BYLAWS

OF

Polaryx Therapeutics, Inc.

A Wyoming Corporation.

ARTICLE I. OFFICES AND AGENT

1. Principal Office.

Initially, the principal office of the Corporation in the State of Wyoming shall be located in the City of Cheyenne, Wyoming. The corporation may have such other offices, either within or without the State of Wyoming, as the Board of Directors may designate or as the business of the corporation may require from time to time.

2. Registered office. [Section 17-16- 501-502.]

The registered office of the Corporation required to be maintained in the State of Wyoming may be, but need not be, identical with the principal office or place of business in the State of Wyoming, and the address of the registered office may be changed from time to time by the Board of Directors in accord with the law of Wyoming.

3. Registered Agent. [Sections 17-16-501-509.]

The Registered Agent of the corporation required by law shall be the Secretary of State and the post office address to which he shall send process shall be as initially designated in the Certificate of Incorporation and may resign or change address or be changed by the Board of Directors from time to time in accordance with the law of Wyoming.

ARTICLE II. SHAREHOLDERS

Section 1. Annual Meeting. [Section 17-16-701.]

The annual meeting of the Shareholders shall be held on the first Monday in the month of March in each year, beginning with the year after incorporation, at the hour of 10 o'clock A.M., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Wyoming, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the Shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as conveniently may be. A Shareholder may demand a regular meeting be held pursuant to Wyoming law.

Section 2. Special Meetings. [Section 17-16-702.]

Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board of Directors, of the President or by the Board of Directors, and shall be called by the President at the request of any person owning the number of outstanding shares of the corporation entitled to vote at the meeting as set forth in Wyoming law.

Section 3. Place of Meeting. [Sections 17-16-702-703.]

The Board of Directors may designate any place, either within or without the State of Wyoming, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all Shareholders entitle to vote at a meeting may designate any place, either within or without the State of Wyoming, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the corporation in the State of Wyoming.

Section 4. Notice of Meeting. [Sections 17-16-705-706.]

Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, and other contents required by law, shall be delivered not less than ten nor more than 60 days before the date of the meeting, personally or by mail or by email, but or at the direction of the Chairman, President, or the Secretary, or the officer of persons called the meeting, to each Shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Shareholder at his address as it appears on the records of the corporation, with postage thereon prepaid. Written waiver of attendance at such meeting without protest by the Shareholder shall be equivalent to the giving of such notice and cure any deficiency therein.

Section 5. Fixing of Record Date. [Sections 17-16-703, -704, -707.]

Subject to applicable law, for the purpose of determining Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or Shareholders entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other proper purpose, the Board of Directors or an authorized officer may fix in advance a date as the record date for any such determination of Shareholders, such date in any case to be not more than 60 days and, in case of a meeting of Shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of Shareholders, is to be taken. If no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders, or Shareholders entitled to receive payment of a dividend, the date on which the resolution of the Board of Directors declaring such meeting or dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 6. Electronic Communications.

A meeting of the Shareholders in the form of a conference among Shareholders may be held by electronic communication as permitted by Wyoming law.

Section 7. Voting Lists. [Section 17-16-720.]

The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the Shareholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of an the number of share held by each, which list shall be kept on file at the office of the corporation and shall be subject to inspection by any Shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Shareholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the Shareholders entitled to examine such list of transfer books or to vote at any meeting of Shareholders.

Section 8. Quorum. [Sections 17-16-725, -1021.]

A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Shareholders.. The Shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum unless such presence was only for the sole purpose of objection to notice given.

Section 9. Proxies. [Section 17-16-722.]

At all meetings of Shareholders, a Shareholder may vote by proxy executed in writing or by electronic transmission by the Shareholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 10. Voting of Shares.

10.1. Cumulative Voting. [Section 17-16-721.]

Each Shareholder entitled to vote for directors has the right to cumulate votes in the election of directors according to Wyoming law, unless the articles provide that there shall be no cumulative voting.

10.2. Vote. [Sections 17-16-726, -728, -0121.]

Subject to the provisions of Section 11 of this Article II and provision of the articles, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of Shareholders. Corporate action, other than as set forth in Section 11 shall be authorized by a majority of qualified votes cast at a Shareholder's meeting. A Shareholder is deemed to have voted all of the shares in the same way, absent direction voting shares differently.

10.3. Voting by Beneficial Owners. [Section 17-16-723, -724.]

Upon compliance with Wyoming law, beneficial owners, rather than the actual Shareholder, may vote the shares.

10.4. Voting by Non-shareholders.

If the articles have provided for voting by creditor, security holder, or other person, such person shall have the right to vote as set forth in the articles.

Section 11. Informal Action by Shareholders. [Section 17-16-704.]

Any action required to be taken at any meeting of the Shareholders, or any other action which may be taken at a meeting of the Shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Shareholders entitled to vote with respect to the subject matter thereof. Such action is effective when signed by all the Shareholders, unless a different time is provided in such written action.

ARTICLE III. BOARD OF DIRECTORS

Section 1. General Powers. [Section 17-16-801.]

The business and affairs of the corporation shall be managed under the direction of its Board of Directors under the authority granted by the law of Wyoming.

Section 2. Number, Tenure, Election, Removal, Resignation, Vacancies and Qualification. [Sections 17-16-802 to -810.]

Directors shall be natural persons. The first Board of Directors may be named in the articles or elected by Incorporators or Shareholders. The number of directors of the corporation shall be determined by resolution of the Board of Directors or Shareholders or as set forth in the articles, but shall in the absence of such designation be the number of Shareholders of the corporation entitled to elect directors or three (3), whichever is less, and may be increased or decreased in accordance with Wyoming law. Directors may be elected to fill vacancies and newly created directorships by the Board of Directors. Each director shall hold office until the next annual meeting of Shareholders and until his successor shall have been elected and qualified; or elected for a term not to exceed five (5) years. A Director may resign by filing his resignation with the Secretary, to take effect as set forth in such resignation, which shall have the effect of creating a vacancy. The articles or these bylaws shall determine Directors' qualifications, but a Director need not be a resident of the State of Wyoming or Shareholder of the corporation.

Section 3. Regular Meetings. [Section 17-16-820.]

A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of Shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Wyoming, for the holding of additional regular meetings without other notice than such resolution.

Section 4. Special Meetings. [Section 17-16-820.]

Special meetings of the Board of Directors may be called by or at the request of the Chairman, President or any Director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Wyoming, as the place for holding any special meeting of the Board of Directors called by them.

Section 5. Notice. [Sections 17-16-820, -823.]

Notice of any special meeting of the Board of Directors shall be given at least three (3) days previously thereto by written notice delivered personally or mailed to each Director at his business address, or by telegram or by email. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any Director may waive notice of any meeting in a writing to be filed with the minutes of such meeting. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 6. Quorum. [Sections 17-16-824, -1021.]

A majority of the Directors currently holding office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than all Directors are present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice. A Director may give advance written consent or opposition to a proposal to be acted on at a Board of Directors meeting in accordance with Wyoming law.

Section 7. Manner of Acting. [Sections 17-16-824, -1021.]

The act of a majority of the Directors present at a meeting shall be the act of the Board of Directors. All members may consent in writing to an action without a meeting.

Section 8. Electronic Meetings. [Section 17-16-821.]

Any one or more of the Directors may participate in a meeting of the Board of Directors or any Committee thereof by means of a conference telephone or similar communications equipment allowing all persons to hear each other at the same time. Such participation shall constitute presence in person at such meetings

Section 9. Vacancies. [Section 17-16-810.]

Any vacancy occurring in the Board of Directors may be filled by the vote of the remaining Directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

Section 10. Compensation. [Section 17-16-811.]

The Board of Directors may fix the compensation of directors serving in any capacity.

Section 11. Presumption of Assent. [Section 17-16-824.]

A Director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting within three (3) days after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

Section 12. Removal. [Section 17-16-808, -809.]

The Shareholders or Directors of the corporation may remove a Director pursuant to Wyoming law.

Section 13. Board Committees. [Section 17-16-825.]

The Board of Directors may establish committees having the authority of the board pursuant to Wyoming law.

Section 14. Shareholder Management. [Section 17-16-732.]

The Shareholders may take any action that the Board of Directors has the power to make pursuant to Wyoming law.

ARTICLE IV. OFFICERS

Section 1. Number. [Section 17-16-840.]

The officers of the corporation shall be a Chairman of the Board of Directors, President, Chief Executive Officer, one or more vice-presidents (the number thereof to be determined by the Board of Directors), a Secretary, and a Treasurer or Chief Financial Officer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

Section 2. Election and Term of Office; Resignation. [Sections 17-16-840, -843.]

The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the Shareholders, or as soon thereafter as is convenient. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the absence of an election or appointment, the person exercising such powers are deemed to have been elected to such offices under Wyoming law.

Section 3. Removal. [Section 17-16-843.]

Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4. Vacancies. [Section 17-16-843.]

A vacancy in any officer because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors for the unexpired portion of the term and until the successor shall have been chosen and qualified.

Section 5. Officers. [Sections 17-16-840, -841.]

The Board of Directors may appoint the following officers:

5.1. **Chairman of the Board of Directors.** The Board of Directors shall elect the Chairman of the Board of Directors from its membership. He shall preside at the meetings of the Board and Shareholders and perform such other duties as may be assigned to him by the Board of Directors from time to time.

5.2. **President/CEO.** The President shall be the Chief Executive Officer of the corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when the Chairman of the Board of Directors is absent, preside at all meetings of the Shareholders and of the Board of Directors. He may sign, with the Secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

5.3. **The Vice Presidents.** In the absence of the President or in the event of his death, inability or refusal to act, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any vice president may sign, with the Secretary or an Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

5.4. **The Secretary.** The Secretary shall: (a) keep the minutes of the Shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each Shareholder which shall be furnished to the Secretary by such Shareholder; (e) sign with the President, or vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

5.5. **The Treasurer/CFO.** The Treasurer shall be the Chief Financial Officer of the corporation and shall have charge and custody of and be responsible for all funds and securities of the corporation and shall keep regular books of all receipts and disbursements of the corporation, and in general shall perform such other duties as may be assigned to him by the Board of Directors or the President. The Treasurer shall disburse out of the funds of the corporation payment of such just demands against the corporation as may from time to time be authorized by the Board of Directors. The Treasurer shall sign or countersign all checks, notes and such other instruments or obligations as require his signature, and shall perform all duties incident to his office, or that are properly required of him by the Board of Directors, provided, however, that by resolution of the Board of Directors' authority and responsibility for the signing of checks, notes and other obligations may be assigned to either the President or Treasurer or such other officer or officers as the Board of Directors may designate from time to time.

Section 6. Transfer of Authority.

In case of the absence of any officer of the corporation or for any other reason the Board of Directors deems sufficient, the Board of Directors may transfer the powers or duties of that officer to any other officer, Director or employee of the corporation and any officer may delegate their duties to persons functioning in subordinate offices.

Section 7. Compensation.

The salaries of the principal officers shall be fixed from time to time by the Board of Directors. No officer shall be prevented from receiving his salary by reason of the fact that he is also a Director of the corporation.

ARTICLE V. CONTRACT

Section 1. Contracts.

The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

ARTICLE VI. CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1. Determination of Shares. [Section 17-16-625, -626.]

The Board of Directors shall determine if some or all of any or all classes and series of its shares shall be uncertificated or certificated shares.

Section 2. Certificates for Shares. [Section 17-16-625.]

If the Board of Directors determines to issue Certificates representing fully paid and non-assessable shares of the common stock of the corporation, such certificates shall be in such form as shall be similar to that annexed to the minutes of the first meeting of the Board of Directors or otherwise as determined by the Board of Directors. Such certificates shall be signed by the President or a vice president and by the Secretary or an Assistant Secretary and the Corporation Seal shall be affixed thereto. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

Section 3. Transfer of Shares [Section 17-16-627.]

Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes. The Board of Directors or Shareholders may impose a restriction on the transfer of shares in accordance with Wyoming law.

Section 4. Lost or Destroyed Certificates. [Uniform Commercial Code, Article 8.]

The holder of any certificate representing shares of the corporation shall immediately notify the corporation of any loss or destruction of the certificate(s) representing same. The corporation may issue a new certificate in the place of any certificate theretofore issued by it alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or such person's legal representatives, to give the corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board of Directors to indemnify the corporation against any claims, loss, liability, or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence, bond, or indemnity subject to the discretion of the Board of Directors.

ARTICLE VII. FISCAL YEAR.

The fiscal year of the corporation shall begin on the first day of January (and end on the thirty-first day of December) in each year. The Board of Directors shall have the power to change the fiscal year by resolution duly adopted.

ARTICLE VIII. NAME. [Section 17-16-401.]

The exclusive name of this corporation that has been reserved as required by law shall be as above written.

ARTICLE IX. SEAL.

The Board of Directors shall provide a corporate seal which shall have inscribed thereon the (1) word "Seal" or "Corporate Seal", and may contain (2) the name of the corporation, (2) the state of incorporation, and may contain (3) abbreviations or combinations of such terms and be affixed, engraved, printed, placed, stamped or in any other manner be reproduced on any document.

ARTICLE X. WAIVER OF NOTICE

Whenever any notice is required to be given to any Shareholder or Director of the corporation under the provisions of these Bylaws or under the provisions of the articles of incorporation or under the provisions of the Wyoming law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the- giving of such notice.

ARTICLE XI. AMENDMENTS. [Section 17-16-206.]

These bylaws may be altered, amended or repealed and new bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors by a vote of such Directors entitled to vote in accord with the laws of Wyoming.

ARTICLE XII. FURTHER AUTHORITIES

The Board of Directors may grant, delegate or assign to any officer of the corporation any of the duties and authorities herein above designated to be performed by any officer or may enlarge or restrict the duty and authority of any officer, either temporarily or permanently, as long as such powers and authorities shall not be inconsistent with these bylaws.

ARTICLE XIII. SEVERABILITY

Any provision of these bylaws, or any amendment or alteration thereof, which has been constructed to be in violation of Wyoming law, as amended, and any amendment or replacement thereto, shall not in any way render the remaining provisions invalid.

ARTICLE XIV. DIRECTOR AND OFFICER INDEMNIFICATION [Sections 17-16-850 to -853, -855 to 858.]

The corporation shall indemnify any person acting on its behalf in accord with the law of Wyoming. The indemnification provided hereby shall not be deemed exclusive of any other right to which anyone seeking indemnification thereunder may be entitled under any bylaw, agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. The corporation may purchase and maintain insurance on the behalf of any Director, officer, agent, employee or former Director or officer or other person, against any liability asserted against them and incurred by him.

Adopted 25th day of August, 2014 by Board of Directors.
[Secction 17-16-206.]

Mi Seon Yoon
Secretary

[Seal]

Attest:

Hahn-Jun Lee, Ph.D.

President

EXHIBIT F TO FORM C

LANDING PAGE


POLARYX
THERAPEUTICS

Breakthrough Biotech Now Offering Main Street Investors A Unique Opportunity

- Its FDA fast-tracked drug[1] to treat rare childhood diseases targets an addressable annual market of nearly $2 billion.*[2]
- Investable Moment: The race to get treatments to critically ill children finds the company closing fast on a major Phase 2 clinical-trial milestone.
- Polaryx Therapeutics is backed by an international biotech incubator whose last biotech exit is valued up to $680M[3] — and this one aims to be even bigger.*



INVEST NOW

$.70
Share Price

$1,001*
Min. Investment

SEC Filings Offering Circular Investor Education Community

Critically-ill children suffering from a rare disease and a blockbuster biotech innovation are the focus of what could become 2025's best


POLARYX
THERAPEUTICS

This late-stage biotech is approaching a pivotal Phase 2 trial milestone and opening its raise to individual investors through a Reg CF offering.

Reg CF campaigns are often used by high-growth companies to broaden their investor base and build momentum.*

This could be an entry point for investors seeking exposure to a company with strong science, seasoned leadership, and the backing of a $680M-exit incubator.*

Clear Advantage

Best of all, this opportunity is with a late-stage biotech that is ready to begin Phase 2 clinical trials on its lead breakthrough drug.

It's a drug that's already earned both the European Medicines Agency (EMA) and FDA's regulatory status as an orphan drug.[4]

Orphan drugs are a special classification for drugs that treat the rarest of diseases.[5]

That makes the orphan drug status of Polaryx's treatments a big deal.

Because they treat rare and severe diseases that have unmet medical needs,[6] the FDA blesses orphan drugs with tax and fee benefits along with seven years of market exclusivity when approved for that disorder. The EMA provides up to 10 years of market exclusivity.[7] The commercial benefits could make orphan drugs interesting for investors.

Their lead drug has also received Fast Track designation for a key disease – and as you can imagine, a drug on the FDA's fast track




it takes to get a drug to market.[8]

Orphan Drugs Pharma Sector All-Stars

Of course, when it comes to orphan drugs, the grand slam is Merck's Keytruda (pembrolizumab). The immune checkpoint inhibitor originally received orphan drug designation in 2012 to treat a rare melanoma.[9]

Since then, Keytruda has become one of the world's best-selling cancer medications, with 2024 revenue of almost $29.4 billion, of which more than 60% was earned in the U.S.[10]

And, certainly not every orphan drug is like Keytruda, and should not be assumed as a benchmark.

However, impressive revenues are one of the orphan drug market's typical distinctions due to high pricing power, especially at the drug launch.[11]

This is why confident biotech investors should accept the invitation to examine an investment in Polaryx Therapeutics.*

Because, with an orphan drug set for important Phase 2 clinical trials, Polaryx could be on the cusp of a significant success.*[12]

And though few orphan drugs have reached Keytruda-level success, its journey highlights the high ceiling for treatments that address urgent, unmet needs.

The billion-out-of-the-gate trend is because the FDA awards exclusive markets to each orphan drug it approves to fight a rare disease. Rare disease drugs have a **statistically higher chance of FDA approval** and have shown to perform 2.6 times better than overall drug compounds.[13]



The Investable Power Of Phase 2 Trials

This is why Polaryx Therapeutics should have biotech investors' full attention.*

Polaryx already has two orphan drugs that could be poised to treat rare, and fatal, childhood genetic flaws.

Called lysosomal storage disorders – LSDs are genetic neurological diseases that often reveal itself in infancy.[14] In healthy children, certain enzymes act like janitors inside the cells, cleaning out waste. But in children with LSDs, those janitors are missing. The result is a toxic buildup in the cells that slowly attacks the brain, leading to seizures, development delays, loss of motor skills, and often early death.[15]

So, you can only imagine the urgency the parents and doctors of a child afflicted with LSD must experience.

The timing is right to take a closer look at Polaryx's offer* because its lead drug should soon begin Phase 2 clinical trials with sick children.

Phase 2 is a big deal, often more important than later clinical trials.

That's because Phase 2 trials can be huge company-making milestones for young biotechs such as Polaryx Therapeutics.

Success in a Phase 2 trial is the proof-of-concept milestone – it's clinical documentation that a drug is working.[16] In orphan indications, the FDA often considers early approval of the drug based on a Phase 2 trial alone.[17]

It's also worth noting that Phase 2 is often the stage where Big Pharma steps in — many acquisitions happen right after promising


POLARYX
THERAPEUTICS

This hints at a compelling reason to own securities in a high-potential biotech prior to Phase 2 trials.

Or, in this case, a strong justification to explore Polaryx Therapeutics.

You can also take a look at Polaryx's Offering Circlular, which includes access to the company's audited financials.*

INVEST NOW

Mitigating Risk

Now, admittedly, biotech investors who act on a pre-milestone opportunity such as this one are likely accepting more risk than those who wait for clinical-trial results or for a company's shares to be publicly traded.*

But if you take a deeper look at **Polaryx Therapeutics**, you won't be alone.

That is because a notable biotech incubator has made a significant investment in Polaryx.

In fact, Hong Kong-based Mstone Partners is not only the majority investor, it's using its medical team and researchers in support of Polaryx, too.[19]

Plus, Mstone is coming off of a recent big-time success with another biotech it helped incubate.[20]

It oversaw the growth and acquisition of orphan drug maker Epygenix Therapeutics, which Harmony Biosciences bought in a deal that could be worth as much as $680 million.[21]



Harmony's CEO said he expects the new drug to come out of the gate with an annual revenue potential as high as $2 billion.[23]

That's why the support of notable incubators such as Mstone Partners is another solid reason why **Polaryx Therapeutics** is so confident about its Phase 2 clinical trials.*

Rare Disease Market Could Approach One Half Trillion Dollars[24]

And, make no mistake about it, while there is tremendous altruistic value in **Polaryx Therapeutics'** orphan drug program, the company's ultimate outcome would be to be acquired by a major bioscience player.

A best-case scenario would resemble a deal last December in which a Denmark-based biotech paid $2.6 billion to acquire a small company called Longboard Pharmaceuticals, then trading on the Nasdaq.[25]

The merger was announced one month after Longboard reported great success with a Phase 2 clinical trial for a drug that focused on an unmet need for treating Developmental and Epileptic Encephalopathies.[26][27]

In the end, H. Lundbeck A/S paid $60 a share, which generated as much as a 1,691% gain for investors who bought Longboard in the $3.76 range one year prior to the blockbuster Phase 2 news.[28]

The major successes enjoyed by companies such as Merck, Epygenix, and Longboard are a sign of a strong and growing market for orphan drugs. That's because orphan drugs have become a cornerstone of Big Pharma's acquisition strategy — offering


POLARYX
THERAPEUTICS

They certainly suggest that Polaryx Therapeutics could have a significant potential in the near term – even greater in the long term.

That's especially true when you consider the rare disease market is forecast to be $242.5 billion this year, then soar to $426.03 billion by 2030, according to the market research firm Mordor Intelligence.* [30]

M&A action is another reason to consider taking a deeper dive into Polaryx Therapeutics.*

PLX-200 An Orphan Drug On The FDA Fast Track

It is the company's breakthrough science that is at the core of this stellar investment opportunity.

At the heart of Polaryx's pipeline is a drug called PLX-200.

PLX-200 is built on a proven compound called gemfibrozil — an FDA-approved drug with decades of safety data behind it.[31] In 2012, scientists discovered something remarkable about gemfibrozil, a drug originally used to manage cholesterol: in mice, gemfibrozil can cross the blood-brain barrier, a near-impenetrable wall that both protects and maintains good brain health.[32][33][34]

That breakthrough matters because in children with LSDs, the brain is where toxic waste builds up. Their cells are missing the enzymes — the janitors — that keep things clean. PLX-200's ability to slip past the brain's barrier could mean it helps deliver the tools these children need to finally clear out the waste.



the exact genetic defects behind these diseases, which is often a strong signal of success in human trials.[35]

That's why the FDA has granted PLX-200 not just *one*, but **all of its target indications** with orphan drug designations — for the treatment of devastating pediatric brain disorders like CLN1, CLN2, CLN3, CLN5 Tay-Sachs, Sandhoff, and Krabbe diseases.[36] PLX-200 also received corresponding orphan drug designation in Europe[37] including information on when Phase 2 trials could begin and how the company envisions future growth.[38] PLX-200 even has FDA **Fast Track status for CLN3.**[39]

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Good Time To Make A Move

Now, Polaryx Therapeutics is readying PLX-200 for a Phase 2 clinical basket trial.

In this trial, a single-drug, PLX-200 will be tested across a "basket" of rare brain disorders, including patients suffering from CLN1, CLN2, CLN3, CLN5, Krabbe disease, and Sandhoff disease.[40]

Basket trials are more efficient, more cost-effective, and can unlock multiple revenue streams from a single clinical pathway[41] and it's a model that worked for Longboard Pharmaceuticals before its $2.6 billion acquisition.

Smart biotech investors probably love basket trials — more shots on goal means more chances to win.*

This trial is the one that could make international headlines and investors could be well-positioned if that happens.



Top Team Of Notable Biotech Leaders

Of course, a success such as that one wouldn't happen in a void.

The driving force are the top bankers, researchers, and doctors on both Mstone's incubator teams, and the team at Polaryx Therapeutics.

Behind Polaryx is a rare combination thanks to Mstone: the **scientific firepower to develop breakthrough orphan drugs**, and the **business acumen to bring them to a possible acquisition**.



Chief Executive Officer – Alex Yang is serving as CEO of both Polaryx and its majority investor Mstone Partners, and is no stranger to guiding promising biotechs to major exits.[42]

He brings deep capital markets expertise from his time at Morgan Stanley, Ernst & Young, and a number of private equity funds. He holds a law degree from New York University and has structured multi-million dollar deals, guided companies through IPO prep, and led successful exits — including the recent up to $680M deal for Epygenix.


POLARYX
THERAPEUTICS



Chief Medical Officer – Ronald Moss, M.D., is a board-certified allergist/immunologist and has over 30 years of experience successfully leading clinical development of high-value pipelines to regulatory approval.[43]

He previously served as CEO at Red Queen Therapeutics and President and interim CEO of Immune Response Corporation, a company co-founded by Dr. Jonas Salk—the developer of the first polio vaccine.

He's also held senior roles at top firms like Merck, Adamis, and Ansun.



Chief Chemistry, Manufacturing, and Controls Officer – Eddy Zhu, Ph.D., has 20 years of experience in commercial manufacturing, pharmaceutical development, and regulatory approvals.[44]

Prior to joining Polaryx, Eddy served as Product Development Lead at Sanofi, where he played a critical role in pharmaceutical and non-pharmaceutical formulation and development across oral solids, liquids and injectables.

You will get to meet Polaryx's entire team – including its internationally acclaimed advisory board – when you dig into the




INVEST NOW

The Allure Of PLX-200

According to a story in BioPharma Dive, a respected industry newsletter, pharma companies have strong incentives to find new drugs this decade, as many of the industry's top-selling medicines are set to lose patent protection.[45]

That looming "patent cliff" has led to speculation about a significant increase in deal making.[46]

But remember, an orphan drug, such as Polaryx's PLX-200, if approved, could have the protection of at least seven years of exclusivity in the US and ten years in Europe.

And, while public companies are usually the first to be scooped up, there are now a number of still private biotechs waiting for the right window to go public, according to Jefferies Global Research & Strategy.[47]

Biotech companies that are getting acquired today typically already have a drug candidate in human clinical trials — especially in or approaching Phase 2.[48]

Polaryx Therapeutics Has A Great Story And Potentially A Greater Future

Making a decision to invest in a privately held company should not be taken lightly.* It could be a risk.



That's good.

That's because this report's intention was to pique your interest and alert you to what could be a lucrative opportunity with Polaryx Therapeutics.

There is much more to the company's story such as these novel drugs with FDA preclinical status:

- PLX-100 is a combination drug for Batten disease.[49]
- PLX-300 is a new chemical entity to treat Krabbe disease, Niemann-Pick disease type A/B, and Tay-Sachs/Sandhoff disease.[50]
- PLX-400 is a gene therapy nasal spray for CLN2 and CLN3.[51]

The Answers Could Be Worth A Fortune To You

You are now armed with some tantalizing information.

The most important might be the power of Phase 2 clinical trials and how they can define a company – define an investment.

Based on everything you've just read, here are the five core reasons Polaryx could be well positioned for the future.

Polaryx Therapeutics Has A Great Story And Potentially A Greater Future

Making a decision to invest in a public offering of a privately-held company should not be taken lightly.[44]* Based on everything



- **Polaryx is in the Right Market — and at the Right Moment**
  Rare diseases are no longer niche — they're one of the most profitable and fast-growing sectors in biotech, with **faster FDA approvals**, **multi-billion-dollar revenue potential**, and **aggressive Big Pharma acquisition interest**.

- **Approaching Phase-2 Trials, a Pivotal Proof-of-Concept Milestone**
  Polaryx's lead candidate, **PLX-200**, is based on an already-approved compound with decades of safety data — now on the cusp of a **Phase 2 trial** for fatal pediatric brain disorders. This is the stage where biotechs prove their science — and often become **prime takeover targets**.

- **This Space Produces Blockbuster Exits**
  The blueprint is already there. **Longboard Pharmaceuticals** was acquired for $2.6B just weeks after their successful Phase 2 data in 2024. Pharmaceutical companies are targeting rare disease treatments to add to their portfolios.

- **Mstone Already Wrote This Playbook — and Won**
  Polaryx is backed by **Mstone Partners**, the biotech incubator behind Epygenix's $680M success in 2024. They've already built and sold a rare disease biotech — and now they're powering Polaryx to do it again, with **even bigger ambitions.**

- **Built on Deep Science**
  The company's lead drug has already shown strong efficacy in gold standard animal models that mimic these diseases in humans. That gives this program high translatability—boosting confidence in clinical success and de-risking the path ahead.



drugs are laid out for you in their Reg CF platform.*

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Want to learn more about Polaryx's Breakthrough Therapeutic Healing?

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Investor Education

1. Why invest in startups?
Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise – you are buying a piece of a company and helping it grow.

2. How much can I invest?
Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth?
To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment?



5. Who can invest in a Regulation CF Offering?
Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky?
There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back?
The Common Stock (the "Shares") of Polaryx Therapeutics (the "Company") is not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of an acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares?
Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. Exceptions to limitations on selling shares during the one-year lockup period:



- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

10. What happens if a company does not reach their funding target?
If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. How can I learn more about a company's offering?
All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. What if I change my mind about investing?
You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

13. How do I keep up with how the company is doing?
At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. What relationship does the company have with DealMaker Securities?
Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future.



after the offering ends.

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VIDEO TRANSCRIPT

Every once in a while, a biotech company doesn't just chase innovation - it changes the odds.
Polaryx Therapeutics is developing a fast-tracked treatment for rare, fatal childhood brain diseases - conditions with no approved cure and limited hope.
The drug is already FDA-designated for Orphan and Fast Track status.
And it's about to enter a Phase 2 trial - a critical moment when promising science is put to the test.
Backing it?
M stone Partners - the same biotech incubator behind a $680 million exit in 2024.
This time, the strategy is even more ambitious: a basket trial designed to evaluate one drug across multiple diseases at once - creating more paths to success, and potentially, more revenue streams.

Rare disease drugs are one of biotech's most valuable segments, offering market exclusivity, faster approvals, and premium pricing.

Now, Polaryx, is opening its raise to the public through a Reg CF offering.
The science is strong.
The strategy is smart.
And the door is open.
Explore the offeirng now.